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  As filed pursuant to Rule 424(B)(4)
  File No. 333-105022

  12,500,000 Shares

  The Yankee Candle Company, Inc.

  Common Stock

        The shares of common stock are being sold by the selling stockholders. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        Our common stock is listed on the New York Stock Exchange under the symbol "YCC." The last reported sale price on May 19, 2003, was $20.75 per share.

        The underwriters have an option to purchase a maximum of 1,875,000 additional shares from the selling stockholders to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$20.00	$0.90	$19.10
Total	$250,000,000	$11,250,000	$238,750,000

        Delivery of the shares of common stock will be made on or about May 23, 2003.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	JPMorgan
Goldman, Sachs & Co.	Morgan Stanley

The date of this prospectus is May 19, 2003.

Simple Vegetarian Pleasures
JEANNE LEMLIN
AMERICAN RECIPES

YANKEE CANDLE
company

YANKEE CANDLE
Famous for Fragrance

        The Yankee Candle Company, Inc. was incorporated in Massachusetts in 1976. Our principal executive offices are located at 16 Yankee Candle Way, South Deerfield, Massachusetts 01373 and our telephone number at that address is (413) 665-8306. Our World Wide Web site address is www.yankeecandle.com. The information in the web site is not incorporated by reference.

        This prospectus may only be used where it is legal to sell these securities.

        This prospectus includes statistical data regarding the candle and giftware industries which were obtained from industry publications, including reports generated by Unity Marketing, Kline & Company, Inc. and Giftbeat. These organizations generally indicate that they have obtained information from sources believed to be reliable.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

        The selling stockholders are offering 12,500,000 shares of our common stock in this offering and will receive in the aggregate $238,750,000 of net proceeds, after deducting underwriting discounts and commissions. We will not receive any proceeds from this offering.

        As used in this prospectus the words "Yankee Candle," "we," "our" and "us" refer to The Yankee Candle Company, Inc., and its subsidiaries except where it is clear from the context that any of these terms means only The Yankee Candle Company, Inc.

YANKEE CANDLE

        We are the leading designer, manufacturer and branded marketer of premium scented candles in the growing giftware industry, based upon sales. We have a 33-year history of offering our distinctive products and marketing them as affordable luxuries and consumable gifts. Our candle products are available in approximately 190 fragrances and include a wide variety of jar candles, Samplers® votive candles, Tarts® wax potpourri, pillars and other candle products, all marketed under the Yankee Candle® brand. We also sell a wide range of coordinated candle accessories and branded fragranced non-candle products including Yankee Candle Car Jars® air fresheners, Yankee Candle™ Bath personal care products and various Yankee Candle® branded home fragrancing products including potpourri, sachets, aerosol room sprays and fabric freshener sprays. We have a vertically integrated business model that enables us to produce high quality products, provide excellent customer service and achieve cost efficiencies.

        Our multi-channel distribution strategy enables us to offer Yankee Candle® products through a wide variety of locations and sources. We sell our products through an extensive and growing wholesale customer network of over 14,000 stores in North America, primarily in non-mall locations, and through our rapidly expanding retail store base located primarily in malls. As of March 29, 2003, we had 249 company-owned and operated stores in 42 states. We have grown our retail store base 38% annually from 1997 to 2002 and opened 45 new retail stores in each of 2000 and 2001 and 47 in 2002. In addition, our 90,000 square foot flagship store in South Deerfield, Massachusetts attracts an estimated 2.5 million visitors annually. We also sell our products directly to consumers through our catalogs and Internet web site (www.yankeecandle.com). Outside North America, we sell our products through 22 distributors in 25 countries and through our distribution center located in the United Kingdom.

        We operate in the domestic giftware industry. The domestic giftware industry has grown at an approximately 3% compound annual growth rate from approximately $48.6 billion in 1997 to reach approximately $56.2 billion in 2002, according to preliminary figures released by Unity Marketing, an independent market research firm, in its January/February 2003 gift industry newsletter. According to Unity Marketing's most recent candle industry report issued in 2002, the domestic market for candles has grown at an approximately 6% compound annual growth rate from 1997 to 2001 to reach approximately $2.7 billion in 2001. According to Kline & Company, Inc., an international consulting firm, the premium scented candle segment, in which we compete, grew at an approximately 15% compound annual growth rate from 1997 to 2001, significantly exceeding the growth rate of the overall giftware market during that period. Kline has projected that the premium scented candle segment will continue to grow at a compound annual growth rate of approximately 7% from 2001 to 2006.

        Since 1997, we have experienced compound annual revenue growth of 25% and compound annual pretax income growth of 33%. Each of our distribution channels has contributed to this growth. Retail,

which includes the catalog and Internet business, has achieved 32% compound annual revenue growth since 1997 and accounted for 54% of our $444.8 million total sales in 2002. Wholesale, which includes international operations and earns higher segment margins than our retail channel, has achieved 18% compound annual revenue growth since 1997 and accounted for 46% of total sales in 2002. In 2002, our revenue increased 17% as compared to 2001, and was comprised of a 13% increase in retail sales and a 22% increase in wholesale sales. In 2002, net income increased 48% to $64.0 million from $43.3 million in 2001. In 2001, we incurred an $8.0 million restructuring charge. Excluding the $8.0 million restructuring charge, net of the associated tax benefit of $3.1 million, net income increased 33% to $64.0 million in 2002 from $48.2 million in 2001. We believe our growth is primarily based on the strength of the Yankee Candle® brand, our commitment to product quality, the efficiency of our vertically integrated manufacturing and logistics operations and the success of our multi-channel distribution strategy.

Our Competitive Strengths

        We have the strongest national brand identity within the premium scented candle market. We have successfully established the Yankee Candle® brand as a powerful and well-recognized name among consumers. The strength of the brand is reinforced through product quality, innovation, consistent merchandising, product display and marketing across our multiple sales channels. These factors have contributed to our standing as the accepted market leader in the premium scented candle market, as demonstrated by a Kline study indicating that Yankee Candle enjoyed a leading market share of 33% in 2001, which represents approximately an 8 point share increase since 1997 and compares to a 9% market share for each of the next two leading brands.

        A market research study performed in the fall of 2002 for us by an independent research firm further reflects the strength of the Yankee Candle® brand within the premium scented candle segment. Highlights of this study include the following:

  •
  We had the highest level of consumer brand awareness among all manufacturers of premium scented candles measured by the study, with a brand awareness level approximately twice that of the next leading premium scented candle manufacturer; and

  •
  Among candle purchasers who purchase primarily scented candles, 42% had purchased our products within the twelve months leading up to the survey, a strong purchase incidence rate that is significantly above that of the next leading premium scented candle manufacturer.

        We believe that the demonstrable strength of the Yankee Candle® brand is our most important competitive advantage and provides us with significant continuing growth opportunities.

        We have a well-established and growing wholesale customer base.    The strength of our brand, the profitability and quality of our products, and our successful in-store merchandising and display system have made us the top selling brand for many of our wholesale customers. Since 1993, we have been continuously ranked first in gift store sales in the domestic candle category and have consistently been ranked either first or second in product reorders across all giftware categories by Giftbeat, a giftware industry publication. In addition, we have consistently been ranked as the most profitable product line across all giftware categories since Giftbeat introduced that survey category two years ago. The loyalty to our brand is demonstrated by the fact that approximately 60% of our current wholesale customers have been our customers for over five years.

        During 2002, we grew and supported our core independent gift store business through new fragrance and product introductions, product exclusives, continued expansion of candle accessories, point of sale signage and displays and marketing programs and initiatives to drive growth. We continued our focus on growing the business by further extending distribution in selected image-

appropriate new channels, such as the addition of Bed, Bath & Beyond as a new wholesale customer in February 2002, having added Linens 'n Things as a new wholesale customer in September 2001.

        We have an attractive and proven retail store model and expansion strategy.    Our retail strategy is a key synergistic element of our multi-channel distribution approach as it represents a highly profitable and effective means of providing increased availability of our products and building brand awareness among customers.

        Our retail stores are primarily located in high traffic malls, lifestyle centers and destination locations. We have a proven and profitable store model, and in 2002 our retail stores (excluding our South Deerfield flagship store) that were open for the full year generated average sales per selling square foot of $681. Over 96% of our stores have been profitable in the first full year of operation, and our stores typically generate significant positive cash flow and high returns on investment. We have increased the number of our retail stores from 34 as of December 31, 1996 to 249 as of March 29, 2003.

        We are a vertically integrated brand; we design, manufacture and distribute the majority of our products. Our product design expertise and manufacturing and distribution infrastructure are the foundations of our vertically integrated business model. We believe that our model enables us to produce the highest quality products, provide superior fulfillment and prompt delivery to our multi-channel customers, manage our inventory to meet demand requirements and achieve high margins. We believe that all of these factors provide us with a significant competitive advantage.

        We produce high quality products and have a strong reputation.    We manufacture high quality products using premium materials including high quality fragrances (many of which are proprietary), premium-grade highly refined paraffin waxes, and superior wicks and dyes. According to the study done for us by Unity Marketing in 2001, Yankee Candle is believed to be "better" or "much better" than other candle brands by nearly two-thirds of the scented candle buyers who are aware of our brand.

        We have a talented, committed and experienced management team.    Our senior leadership team has broad based consumer packaged goods, retail, wholesale and manufacturing experience. They have a combined 130 years of experience across a wide range of consumable product categories. Key additions to our senior leadership team during the last three years include Craig Rydin as our President and Chief Executive Officer, Paul Hill as our Senior Vice President, Supply Chain and Harlan Kent as our Senior Vice President, Wholesale. These new additions, from outside of the candle industry, further strengthen our talented and experienced leadership team. We believe our breadth and strength of management will positively influence our ability to continue to successfully grow our company.

Our Growth Strategy

        The key elements of our growth strategy are to:

  •
  Continuously build and enhance the Yankee Candle® brand. We focus our organization on increasing consumer awareness of Yankee Candle, protecting and developing our brand image, and positioning a consistent branded image across all of our distribution channels.

  •
  Continue rapidly expanding our retail store base. We plan to open a total of 45 new stores in 2003 and in each of the next several years and believe that there is the potential to operate between 600 and 700 total stores in North America.

  •
  Continue growing our wholesale distribution channel. We plan to increase sales to existing accounts, add new accounts and develop relationships with selected image-appropriate national retail chains as we have done with Linens 'n Things and Bed, Bath & Beyond as well as increase distribution in underpenetrated markets such as the South, West and major metropolitan markets.

  •
  Continue to drive growth through product innovation. We plan to continue new product innovations developed by our experienced in-house design, marketing and product development team. For example, late in the second quarter of 2003, we plan to further extend our brand strength and fragrance competency by introducing a Yankee Candle electric home fragrancer, or diffuser, into our wholesale and retail channels.

  •
  Expand our catalog and Internet business. We plan to grow our catalog and Internet business through several initiatives, including a focus on integrated branding, targeted catalog circulation, product innovation and customized marketing programs.

  •
  Expand our sales outside of North America. Sales outside of North America currently represent approximately 2% of our total sales, and we believe there is a significant opportunity to further build our brand presence and awareness in the future.

THE OFFERING

Common stock offered by the selling stockholders	12,500,000 shares
Common stock to be outstanding after the offering	54,466,738 shares
Use of proceeds
We will not receive any proceeds from the offering. To the extent that our executive officers or employees exercise stock options to purchase shares of our common stock to be sold in the offering, we will receive the related exercise price.
NYSE symbol	YCC

        Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 1,875,000 shares of common stock which the underwriters have the option to purchase from the selling stockholders to cover over-allotments.

        The number of shares of our common stock that will be outstanding immediately after the offering listed above includes 99,778 shares of common stock, or 114,748 shares of common stock if the over-allotment option is exercised in full, which are expected to be issued in connection with the offering upon exercise of outstanding stock options and which shares of common stock will be sold in the offering. At the closing of the offering, the number of outstanding shares will not include 1,419,071 shares of common stock issuable upon the exercise of additional outstanding stock options, with a weighted average exercise price of $14.70.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables present our summary consolidated financial and other data. The historical financial data as of December 29, 2001 and December 28, 2002 and for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 have been derived from the audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The historical financial data as of December 30, 2000 have been derived from the audited financial statements for the corresponding period, which are not contained in this prospectus. The historical financial data as of March 29, 2003 and for the thirteen weeks ended March 30, 2002 and March 29, 2003 have been derived from the unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The historical financial data as of March 30, 2002 have been derived from the unaudited condensed consolidated financial statements for the corresponding period, which are not contained in this prospectus. You should read the summary consolidated financial and other data below in conjunction with our audited consolidated financial statements, our unaudited condensed consolidated financial statements and the accompanying notes. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

        The historical financial data may not be indicative of our future performance.

	Fifty-two weeks ended			Thirteen weeks ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(in thousands, except per share data)
Statement of Operations Data:
Sales	$338,805	$379,831	$444,842	$88,184	$97,052
Cost of sales	153,667	174,107	194,748	42,109	44,078

Gross profit	185,138	205,724	250,094	46,075	52,974
Selling expenses	64,464	77,348	96,714	21,220	24,700
General and administrative expenses	31,576	38,515	43,549	11,194	12,448
Restructuring charge	—	8,000	—	—	—

Income from operations	89,098	81,861	109,831	13,661	15,826
Interest income	(235)	(72)	(23)	(15)	(3)
Interest expense	16,900	10,596	4,858	1,308	786
Other (income) expense	(165)	378	(420)	60	126

Income before provision for income taxes	72,598	70,959	105,416	12,308	14,917
Provision for income taxes	29,039	27,674	41,437	4,800	5,892

Net income	$43,559	$43,285	$63,979	$7,508	$9,025

Basic earnings per share	$0.82	$0.81	$1.19	$0.14	$0.17

Diluted earnings per share	$0.80	$0.79	$1.17	$0.14	$0.17

Weighted average basic shares outstanding	52,900	53,537	53,896	53,638	54,193

Weighted average diluted shares outstanding	54,663	54,643	54,686	54,685	54,568

	Fifty-two weeks ended			Thirteen weeks ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(dollars in thousands, except per share data)
Balance Sheet Data (as of end of period):
Cash and cash equivalents	$13,297	$30,531	$43,689	$11,465	$5,463
Working capital	(1,048)	(1,307)	17,182	3,458	14,695
Total assets	311,828	321,284	340,643	310,568	308,709
Total debt	157,512	115,000	60,600	111,493	46,071
Total stockholders' equity	105,167	148,104	212,912	155,649	221,927
Other Data:
Number of retail stores (at end of period)	147	192	239	202	249
Comparable store sales growth	8.9%	(1.7)%	(6.3)%	(4.1)%	(9.4)%
Comparable store sales growth with catalog and Internet	12.8%	2.0%	(4.4)%	0.7%	(10.2)%
Gross profit margin	54.6%	54.2%	56.2%	52.2%	54.6%
Depreciation and amortization	$10,762	$14,347	$17,347	$4,087	$4,475
Capital expenditures	37,122	26,844	25,867	6,726	3,392
EBITDA(1)	99,465	95,286	126,918	17,539	19,919
Adjusted EBITDA(2)	99,465	103,286	126,918	17,539	19,919
Adjusted EBITDA margin(3)	29.4%	27.2%	28.5%	19.9%	20.5%
Cash Flow Data:
Net cash flows from operating activities	$57,310	$86,962	$91,815	$(8,771)	$(20,215)
Net cash flows from investing activities	(37,457)	(26,428)	(24,153)	(6,788)	(3,566)
Net cash flows from financing activities	(30,042)	(43,256)	(54,599)	(3,488)	(14,426)

(1)
EBITDA represents earnings, or loss, before extraordinary items, income taxes, interest, depreciation and amortization (which includes amortization of deferred financing costs) and amortization of non-cash compensation, as calculated pursuant to Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." Amortization of deferred financing costs is included in interest expense in the Consolidated Statements of Operations and in depreciation and amortization in the Consolidated Statements of Cash Flows. EBITDA is presented because (1) management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance and (2) certain of our financial covenants under our credit agreement require this measure (with some alterations for (a) gains/losses from disposals of material assets and (b) straight-line rent). EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore EBITDA is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use nor has it been represented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

  For each of the years shown above, EBITDA is calculated based upon our net income (loss) (as shown above) and adjusted as follows:

	Fifty-two weeks ended			Thirteen weeks ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(in thousands)
EBITDA:
Net income	$43,559	$43,285	$63,979	$7,508	$9,025
Provision for income taxes	29,039	27,674	41,437	4,800	5,892
Interest expense, net	16,665	10,524	4,835	1,293	783
Depreciation & amortization	10,762	14,347	17,347	4,087	4,475
Amortization of non-cash compensation	604	570	434	129	22
Amortization of deferred financing costs	(1,164)	(1,114)	(1,114)	(278)	(278)

EBITDA	$99,465	$95,286	$126,918	$17,539	$19,919

(2)
Adjusted EBITDA reflects EBITDA adjusted to eliminate the $8,000 restructuring charge in 2001. For each of the years shown above, Adjusted EBITDA is calculated based upon EBITDA (as shown above) and adjusted as follows:

	Fifty-two weeks ended			Thirteen weeks ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(in thousands)
Adjusted EBITDA:
EBITDA	$99,465	$95,286	$126,918	$17,539	$19,919
Restructuring charge	—	8,000	—	—	—

Adjusted EBITDA	$99,465	$103,286	$126,918	$17,539	$19,919

  We do not expect charges of the nature similar to this restructuring charge in the next two years and therefore consider it to be of a non-recurring nature.

(3)
Adjusted EBITDA margin is Adjusted EBITDA as a percentage of sales.

RISK FACTORS

        Investing in our common stock will provide you with an equity ownership interest in Yankee Candle. The value of your investment may increase or decrease. The occurrence of any of the following circumstances discussed below could materially and adversely affect our business, financial condition or results of operations which could result in the loss of all or part of your investment. You should carefully consider the following risks before deciding to invest in shares of our common stock.

If we fail to grow our business as planned our business could suffer and financial results could decline. As we grow it will be difficult to maintain our historical growth rates.

        We intend to continue to pursue a business strategy of increasing sales and earnings by expanding our retail and wholesale operations both in the United States and internationally. Our current plans are to grow internally and not by acquisition, although from time to time we do consider possible acquisition candidates. In particular, our retail growth strategy depends in large part on our ability to open new stores in both existing and new geographic markets. Since our ability to implement our growth strategy successfully will be dependent in part on factors beyond our control, including consumer preferences and our competitive environment, we may not be able to achieve our planned growth or sustain our financial performance. Our ability to anticipate changes in the candle and giftware industries, and identify industry trends, will be critical factors in our ability to remain competitive.

        We expect that, as we grow, it will become more difficult to maintain our historical growth rate, which could negatively impact our operating margins and results of operations. New stores typically generate lower operating margin contributions than mature stores because fixed costs, as a percentage of sales, are higher and because pre-opening costs are fully expensed in the year of opening. In addition, our retail sales generate lower margins than our wholesale sales. Our wholesale business has grown by increasing sales to existing customers and by adding new customers. If we are not able to continue this, our sales growth and profitability could be adversely affected. In addition, if we do not effectively manage our growth, we may experience problems such as the supply chain inefficiencies that occurred in 2000 due to overstaffing in our manufacturing and logistics operations. These inefficiencies were corrected in 2001 through a workforce reduction and the closing of our Salt Lake City distribution center, but resulted in a decline in our gross profit in the last quarter of 2000 and a restructuring charge of $8.0 million in 2001. We cannot assure you that we will continue to grow at a rate comparable to our historic growth rate or that our historic financial performance will continue as we grow.

We face significant competition in the giftware industry. This competition could cause our revenues or margins to fall short of expectations which could adversely affect our future operating results, financial condition and liquidity and our ability to continue to grow our business.

        We compete generally for the disposable income of consumers with other producers in the giftware industry. The giftware industry is highly competitive with a large number of both large and small participants. Our products compete with other scented and unscented candle and personal care products and with other gifts within a comparable price range, like boxes of candy, flowers, wine, fine soap and related merchandise. Our retail stores compete with franchised candle store chains, specialty candle stores and gift and houseware retailers. Some of our competitors are part of large, diversified companies which have greater financial resources and a wider range of product offerings than we do. This competitive environment could adversely affect our future revenues and profits, financial condition and liquidity and our ability to continue to grow our business.

A material decline in consumers' discretionary income could cause our sales and income to decline.

        Our results depend on consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the September 11, 2001 terrorist attacks on the United States or which result from the threat of war or the possibility of further terrorist attacks. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales and income.

Because we are not a diversified company and are effectively dependent upon one industry, we have less flexibility in reacting to unfavorable consumer trends, adverse economic conditions or business cycles.

        We rely primarily on the sale of premium scented candles and related products in the giftware industry. In the event that sales of these products decline or do not meet our expectations, we cannot rely on the sales of other products to offset such a shortfall. As a significant portion of our expenses is comprised of fixed costs, such as lease payments, our ability to decrease expenses in response to adverse business conditions is limited in the short term. As a result, unfavorable consumer trends, adverse economic conditions or changes in the business cycle could have a material and adverse impact on our earnings.

If we lose our senior executive officers, our business could be disrupted and our financial performance could suffer.

        Our success is substantially dependent upon the retention of our senior executive officers. If our senior executive officers become unable or unwilling to participate in our business, our future business and financial performance could be materially affected.

Many aspects of our manufacturing and distribution facilities are customized for our business; as a result, the loss of one of these facilities would disrupt our operations.

        Approximately 76% of our sales are generated by products we manufacture at our manufacturing facility in Whately, Massachusetts and we rely primarily on our distribution facilities in South Deerfield, Massachusetts to distribute our products. Because most of our machinery is designed or customized by us to manufacture our products, and because we have strict quality control standards for our products, the loss of our manufacturing facility, due to natural disaster or otherwise, would materially affect our operations. Similarly, our distribution facilities rely upon customized machinery, systems and operations, the loss of which would materially affect our operations. Although our manufacturing and distribution facilities are adequately insured, we believe it would take up to twelve months to resume operations at a level equivalent to current operations.

Seasonal, quarterly and other fluctuations in our business, and general industry and market conditions, could affect the market for our common stock.

        Our sales and operating results vary from quarter to quarter. We have historically realized higher sales and operating income in our fourth quarter, particularly in our retail business, which accounts for a larger portion of our sales. We believe that this has been due primarily to an increase in giftware industry sales during the holiday season of the fourth quarter. As a result of this seasonality, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, we may also experience quarterly fluctuations in our sales and income depending on various factors, including, among other things, the number of new retail stores we open in a particular quarter, changes in the ordering patterns of our wholesale customers during a particular quarter, and the mix of products sold.

Most of our operating expenses, such as rent expense, advertising and promotional expense and employee wages and salaries, do not vary directly with net sales and are difficult to adjust in the short term. As a result, if sales for a particular quarter are below our expectations, we might not be able to proportionately reduce operating expenses for that quarter, and therefore a sales shortfall could have a disproportionate effect on our operating results for that quarter. Further, our comparable store sales from our retail business in a particular quarter could be adversely affected by competition, economic or other general conditions or our inability to execute a particular business strategy. As a result of these factors, we may report in the future sales, operating results or comparable store sales that do not match the expectations of market analysts and investors. This could cause the trading price of our common stock to decline. In addition, broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Public health epidemics, such as Severe Acute Respiratory Syndrome, may affect our operating results.

        Approximately 12% of our sales in 2002 were generated by products, primarily accessories, we purchased overseas. Substantially all of these products were purchased from East Asia. A sustained interruption of the operations of our suppliers, as a result of the impact of Severe Acute Respiratory Syndrome or other similar health epidemics, could have an adverse effect on our ability to receive timely shipments of certain of our products and could result in scrutiny or embargoing of goods produced in infected areas.

Our two largest stockholders, who are affiliates of Forstmann Little & Co., have significant influence on our affairs and business and their interests may conflict with those of other stockholders.

        Following the offering, two Forstmann Little & Co. partnerships will together own approximately 20% of our outstanding common stock and together will have significant influence on:

  •
  the election of our entire board of directors and, until they no longer own any shares of our common stock, they have the contractual right to nominate two directors to our board of directors;

  •
  our management and policies; and

  •
  the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, even where the transaction is not in the best interests of all stockholders.

        The Forstmann Little partnerships may also be able to prevent or cause a change in control of Yankee Candle. In addition, they may be able to influence any amendment of our Articles of Organization and By-Laws. The interests of the Forstmann Little partnerships also may conflict with the interests of the other holders of common stock.

Existing stockholders may sell their common stock, which could adversely affect the market price of our common stock.

        Sales of a substantial number of shares of common stock into the public market after the offering, or the perception that these sales could occur, could materially and adversely affect our stock price. As of May 16, 2003, there were 54,366,960 shares of common stock outstanding. After the offering, the Forstmann Little partnerships will have four demand rights to cause us to file a registration statement, at our expense, under the Securities Act of 1933, as amended, covering resales of the 10,945,213 shares of common stock to be held by them. These shares, along with shares held by others who can participate in the registrations so long as the shares held by the Forstmann Little partnerships and their affiliates represent 20% or more of our outstanding common stock, will represent approximately 23% of our outstanding common stock following the offering. These shares may also be sold pursuant to

Rule 144 under the Securities Act, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be affiliates of Yankee Candle.

Provisions in our corporate documents and Massachusetts law could delay or prevent a change in control of Yankee Candle.

        Our Articles of Organization and By-Laws may discourage, delay or prevent a merger or acquisition involving Yankee Candle that our stockholders may consider favorable, by:

  •
  authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

  •
  providing for a classified board of directors, with staggered three-year terms; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings.

        Massachusetts law may also discourage, delay or prevent someone from acquiring or merging with us. For a description of these provisions, you should read "Description of Capital Stock."

We do not currently intend to pay dividends on our capital stock.

        We have never paid a cash dividend on our common stock as a public company and we do not currently intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, our financial condition, contractual and legal restrictions, and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement, we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA (as defined in our credit agreement and more fully explained in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources") is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we currently meet this requirement, we do not currently intend to pay dividends.

This prospectus includes forward-looking statements which could differ from actual future results.

        This prospectus includes forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words "expects," "anticipates," "intends," "plans," "believes," "estimates," "thinks" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described above, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we cannot assure you that our goals will be achieved and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update or revise them or provide reasons why actual results may differ.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of common stock in the offering by the selling stockholders. In connection with the offering, approximately 16 of our executive officers and employees are expected to exercise stock options to purchase, in the aggregate, 99,778 shares of common stock from Yankee Candle for an aggregate exercise price of approximately $424,057, which exercise price we will receive. All of these shares are expected to be sold in the offering.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock has been traded on the New York Stock Exchange since July 1, 1999 under the symbol "YCC". Prior to that time, there was no public market for our common stock. For the fiscal periods indicated, the high and low prices per share of our common stock as reported on the New York Stock Exchange-Composite Transaction Reporting System were as follows:

2001	High	Low
First quarter	$18.95	$10.56
Second quarter	19.98	12.88
Third quarter	19.09	15.70
Fourth quarter	22.93	16.86
2002
First quarter	$23.65	$18.29
Second quarter	27.68	20.00
Third quarter	26.71	16.50
Fourth quarter	20.00	13.80
2003
First quarter	$18.19	$15.25
Second quarter (through May 19, 2003)	22.81	16.64

        On May 19, 2003, the closing sale price as reported on the New York Stock Exchange-Composite Transaction Reporting System for our common stock was $20.75 per share. As of April 17, 2003, there were approximately 606 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

        We have never paid a cash dividend on our common stock as a public company and we do not currently intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, our financial condition, contractual and legal restrictions, and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement, we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA (as defined in our credit agreement and more fully explained in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources") is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we currently meet this requirement, we do not currently intend to pay dividends. On May 9, 2003, we announced that our board of directors authorized the repurchase of up to $100 million of our common stock from time to time on the open market or in privately negotiated transactions. This program is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

CAPITALIZATION

        The following table sets forth our long-term debt and equity capitalization as of March 29, 2003. The offering will have no impact on our long-term debt or capitalization because we are not receiving any of the proceeds from the offering.

March 29, 2003
(in thousands)
Long-term debt (including short-term portion):
Term loan	$43,000
Revolving credit loan	3,000
Capital lease obligations	71

Total long-term debt(1)	$46,071
Stockholders' equity:
Common stock, par value $.01 per share, 300,000 shares authorized, 54,359 shares outstanding	1,042
Additional paid-in capital	224,910
Treasury stock	(213,883)
Retained earnings	210,029
Unearned stock compensation	(66)
Accumulated other comprehensive loss	(105)

Total stockholders' equity	$221,927

Total capitalization	$267,998

(1)
In addition to this long-term debt, we have operating lease commitments which totaled $169,769 as of March 29, 2003.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table presents our selected consolidated financial and other data and should be read in conjunction with our audited consolidated financial statements, our unaudited condensed consolidated financial statements and the accompanying notes. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical financial data as of December 29, 2001 and December 28, 2002 and for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 have been derived from the audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The historical financial data as of December 31, 1998, January 1, 2000 and December 30, 2000, for the year ended December 31, 1998 and for the fifty-two weeks ended January 1, 2000 have been derived from audited financial statements for the corresponding period, which are not contained in this prospectus.

        The historical financial data as of March 29, 2003 and for the thirteen weeks ended March 30, 2002 and March 29, 2003 have been derived from the unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The historical financial data as of March 30, 2002 have been derived from the unaudited condensed consolidated financial statements for the corresponding period, which are not contained in this prospectus. The unaudited condensed consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to state fairly the data included therein in accordance with generally accepted accounting principles. Interim results may not be indicative of results for the remainder of the year. The selected historical financial data may not be indicative of our future performance.

        Before the recapitalization on April 27, 1998, Yankee Candle was an S Corporation for federal and state income tax purposes. As a result, taxable earnings were taxed directly to the then existing sole stockholder. Since the 1998 recapitalization, Yankee Candle has been a C Corporation subject to federal and state income taxes.

        The data set forth for the following items assumes that Yankee Candle was subject to federal and state income taxes and was taxed as a C Corporation at the effective tax rate that would have been applicable to the entire year ended December 31, 1998:

  •
  pro forma provision (benefit) for income taxes;

  •
  pro forma net income (loss); and

  •
  pro forma earnings (loss) per share (basic and diluted).

		Fifty-two weeks ended				Thirteen weeks ended
	Year ended December 31, 1998	January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(dollars in thousands, except per share data)
Statement of Operations Data:
Sales	$188,722	$262,075	$338,805	$379,831	$444,842	$88,184	$97,052
Cost of sales	83,350	115,119	153,667	174,107	194,748	42,109	44,078

Gross profit	105,372	146,956	185,138	205,724	250,094	46,075	52,974
Selling expenses	30,546	44,547	64,464	77,348	96,714	21,220	24,700
General and administrative expenses	19,753	26,023	31,576	38,515	43,549	11,194	12,448
Bonus related to the 1998 recapitalization	61,263	—	—	—	—	—	—
Restructuring charge	—	—	—	8,000	—

Income (loss) from operations	(6,190)	76,386	89,098	81,861	109,831	13,661	15,826
Interest income	(219)	(627)	(235)	(72)	(23)	(15)	(3)
Interest expense	16,268	19,971	16,900	10,596	4,858	1,308	786
Other expense (income)	737	(116)	(165)	378	(420)	60	126

Income (loss) before provision for income taxes	(22,976)	57,158	72,598	70,959	105,416	12,308	14,917
Provision for income taxes	9,656	22,863	29,039	27,674	41,437	4,800	5,892

Income (loss) before extraordinary loss on early extinguishment of debt	(32,632)	34,295	43,559	43,285	63,979	—	—
Extraordinary loss on early extinguishment of debt, net of tax	—	3,162	—	—	—	—	—

Net income (loss)	$(32,632)	$31,133	$43,559	$43,285	$63,979	$7,508	$9,025

Basic earnings (loss) per share:
Income (loss) before extraordinary item	$(0.51)	$0.69	$0.82	$0.81	$1.19	$0.14	$0.17

Net income (loss)	$(0.51)	$0.62	$0.82	$0.81	$1.19	$0.14	$0.17

Diluted earnings (loss) per share:
Income (loss) before extraordinary item	$(0.51)	$0.66	$0.80	$0.79	$1.17	$0.14	$0.17

Net income (loss)	$(0.51)	$0.60	$0.80	$0.79	$1.17	$0.14	$0.17

Pro forma provision (benefit) for income taxes	(8,731)

Pro forma net loss	$(14,245)

Pro forma basic loss per share	$(0.22)

Pro forma diluted loss per share	$(0.22)

Weighted average basic shares outstanding	64,458	49,857	52,900	53,537	53,896	53,638	54,193

Weighted average diluted shares outstanding	64,458	51,789	54,663	54,643	54,686	54,685	54,568

Balance Sheet Data (as of end of period):
Cash and cash equivalents	$30,411	$23,569	$13,297	$30,531	$43,689	$11,465	$5,463
Working capital	31,005	(1,700)	(1,048)	(1,307)	17,182	3,458	14,695
Total assets	275,345	286,474	311,828	321,284	340,643	310,568	308,709
Total debt	320,000	187,568	157,512	115,000	60,600	111,493	46,071
Total stockholders' equity (deficit)	(68,591)	61,435	105,167	148,104	212,912	155,649	221,927
Other Data:
Number of retail stores (at end of period)	62	102	147	192	239	202	249
Comparable store sales growth	16.5%	14.8%	8.9%	(1.7)%	(6.3)%	(4.1)%	(9.4)%
Comparable store sales growth with catalog and Internet	17.6%	16.8%	12.8%	2.0%	(4.4)%	0.7%	(10.2)%
Gross profit margin	55.8%	56.1%	54.6%	54.2%	56.2%	52.2%	54.6%
Depreciation and amortization	$4,662	$6,709	$10,762	$14,347	$17,347	$4,087	$4,475
Capital expenditures	9,433	22,749	37,122	26,844	25,867	6,726	3,392
EBITDA(1)	(2,749)	83,266	99,465	95,286	126,918	17,539	19,919
Adjusted EBITDA(2)	$58,514	$83,266	$99,465	$103,286	$126,918	$17,539	$19,919
Adjusted EBITDA margin(3)	31.0%	31.8%	29.4%	27.2%	28.5%	19.9%	20.5%
Cash Flow Data:
Net cash flows from operating activities	$(11,578)	$55,430	$57,310	$86,962	$91,815	$(8,771)	$(20,215)
Net cash flows from investing activities	(9,305)	(22,676)	(37,457)	(26,428)	(24,153)	(6,788)	(3,566)
Net cash flows from financing activities	43,917	(39,683)	(30,042)	(43,256)	(54,599)	(3,488)	(14,426)

(1)
EBITDA represents earnings, or loss, before extraordinary items, income taxes, interest, depreciation and amortization (which includes amortization of deferred financing costs) and amortization of non-cash compensation, as calculated pursuant to Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." Amortization of deferred financing costs is included in interest expense in the Consolidated Statements of Operations and in depreciation and amortization in the Consolidated Statements of Cash Flows. EBITDA is presented because (1) management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance and (2) certain of our financial covenants under our credit agreement require this measure (with some alterations for (a) gains/losses from disposals of material assets and (b) straight-line rent). EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore EBITDA is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use nor has it been represented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

  For each of the years shown above, EBITDA is calculated based upon our net income (loss) (as shown above) and adjusted as follows:

		Fifty-Two weeks ended				Thirteen weeks ended
	Year ended December 31, 1998	January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(in thousands)
EBITDA:
Net income (loss)	$(32,632)	$31,133	$43,559	$43,285	$63,979	$7,508	$9,025
Extraordinary loss on early extinguishment of debt, net of tax	—	3,162	—	—	—	—	—
Provision for income taxes	9,656	22,863	29,039	27,674	41,437	4,800	5,892
Interest expense, net	16,049	19,344	16,665	10,524	4,835	1,293	783
Depreciation & amortization	4,662	6,709	10,762	14,347	17,347	4,087	4,475
Amortization of non-cash compensation	116	1,029	604	570	434	129	22
Amortization of deferred financing costs	(600)	(974)	(1,164)	(1,114)	(1,114)	(278)	(278)

EBITDA	$(2,749)	$83,266	$99,465	$95,286	$126,918	$17,539	$19,919

(2)
Adjusted EBITDA reflects EBITDA adjusted to eliminate (a) the bonus of $61,263 in 1998 related to the 1998 recapitalization and (b) the $8,000 restructuring charge in 2001. For each of the years shown above, Adjusted EBITDA is calculated based upon EBITDA (as shown above) and adjusted as follows:

		Fifty-Two weeks ended				Thirteen weeks ended
	Year ended December 31, 1998	January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(in thousands)
Adjusted EBITDA:
EBITDA	$(2,749)	$83,266	$99,465	$95,286	$126,918	$17,539	$19,919
Bonus related to the 1998 recapitalization	61,263	—	—	—	—	—	—
Restructuring charge	—	—	—	8,000	—	—	—

Adjusted EBITDA	$58,514	$83,266	$99,465	$103,286	$126,918	$17,539	$19,919

  We do not expect charges of the nature similar to these charges in the next two years and therefore consider them to be of a non-recurring nature.

(3)
Adjusted EBITDA margin is Adjusted EBITDA as a percentage of sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

        We are the leading designer, manufacturer and branded marketer of premium scented candles in the growing giftware industry, based on sales. We have experienced strong sales growth with sales increasing to $444.8 million in 2002 from $147.4 million in 1997, a compound annual growth rate of 25%.

        The following discussion of our financial performance, operating results, liquidity and capital resources should be read together with our audited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

        "Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to inventories, restructuring costs, bad debts, intangible assets, income taxes, debt service and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about operating results and the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, involve its more significant estimates and judgments and are therefore particularly important to an understanding of our results of operations and financial position.

Revenue / Receivables

        As described in the notes to our audited consolidated financial statements, we sell our products both directly to retail customers and through wholesale channels. Revenue from the sale of merchandise to retail customers is recognized at the time of sale, while revenue from wholesale customers is recognized when shipped. We believe that this is the time that persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Revenue is recognized net of any applicable discounts and allowances. Customers, be they retail or wholesale, do have the right to return product to us in certain limited situations. Such rights of return have not precluded revenue recognition because we have a long history with such returns, which we use in constructing a reserve. This reserve, however, is subject to change. In addition to returns, we bear credit risk relative to our wholesale customers. We have provided a reserve for bad debts in our financial statements based on our estimates of the creditworthiness of our customers. However, this reserve is also subject to change. Changes in these reserves could affect our operating results and cash flows.

Inventory

        We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value less costs to sell, based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. In addition, our inventory is stated at the lower of cost or market on a last-in first-out, or LIFO, basis. Cost is based on standard costs estimated at the beginning of the year. Fluctuations in production quantities, wage rates and in the cost of raw materials could impact the carrying value of our inventory. Accordingly, we periodically adjust the standard costs for variances owing to these fluctuations. Changes in the carrying value of inventory could affect our operating results and cash flow.

Taxes

        We have a significant deferred tax asset recorded on our financial statements. This asset arose at the time of our recapitalization in 1998 and is a future tax deduction for us. The recoverability of this future tax deduction is dependent upon our future profitability. We have made an assessment that this asset is likely to be recovered and it is appropriately reflected on our balance sheet. Should we find that we are not able to utilize this deduction in the future, we would have to record a reserve for all or a part of this asset, which would adversely affect our operating results and cash flows.

Restructuring Reserve

        In fiscal 2001, we closed our distribution facility in Utah, recorded a restructuring charge and established a reserve for future expenses related to the restructuring. Part of the restructuring charge related to the lease commitment that we have through 2005. In connection with the restructuring, we did not record the entire lease commitment as a liability because we believed we would be able to sublet the facility. During the second quarter of fiscal 2002, we were successful in subletting the facility for the remaining lease term. If the facility were to be vacated by the current tenant in breach of its sublease, this would negatively affect our results of operations and cash flows.

Value of Long-Lived Assets, Including Intangibles

        Long-lived assets on our balance sheet consist primarily of property, plant and equipment and trademarks. We periodically review the carrying value of all of these assets based, in part, upon current estimated market values, and our projections of anticipated future cash flows. We undertake this review when facts and circumstances suggest that cash flows emanating from those assets may be diminished. Any impairment charge that we record reduces our earnings. While we believe that our future estimates are reasonable, different assumptions regarding items such as future cash flows and the volatility inherent in the markets we serve could affect our evaluations and result in impairment charges against the carrying value of those assets.

Performance Measures

        We measure the performance of our retail and wholesale segments through a segment margin calculation, which specifically identifies not only gross profit on the sales of products through the two channels but also costs and expenses specifically related to each segment.

Fluctuations in Quarterly Operating Results

        We have experienced, and may experience in the future, fluctuations in our quarterly operating results. There are numerous factors that can contribute to these fluctuations; however, the principal factors are seasonality and new store openings.

        Seasonality.    We have historically realized higher revenues and operating income in our fourth quarter, particularly in our retail business. We believe that this has been due primarily to the increase in the number of our retail stores and to increased sales in the giftware industry during the holiday season of the fourth quarter.

        New Store Openings.    The timing of our new store openings may also have an impact on our quarterly results. First, we incur certain one-time expenses related to opening each new store. These expenses, which consist primarily of salaries, supplies and marketing costs, are expensed as incurred. Second, most store expenses vary proportionately with sales, but there is a fixed cost component. This typically results in lower store profitability when a new store opens because new stores generally have lower sales than mature stores. Due to both of these factors, during periods when new store openings as a percentage of the base are higher, operating profit may decline in dollars and/or as a percentage of sales. As the overall store base matures, the fixed cost component of selling expenses is spread over an increased level of sales, resulting in a decrease in selling and other expenses as a percentage of sales.

Thirteen Weeks Ended March 29, 2003 Compared to Thirteen Weeks Ended March 30, 2002

Sales

        Sales increased 10.1% to $97.0 million for the thirteen weeks ended March 29, 2003 from $88.2 million for the thirteen weeks ended March 30, 2002. Wholesale sales, including European operations, increased 15.2% to $53.0 million for the thirteen weeks ended March 29, 2003 from $46.0 million for the thirteen weeks ended March 30, 2002. This growth was achieved primarily by increasing sales to existing customers and to a lesser extent by increasing the number of wholesale locations.

        Retail sales increased 4.4% to $44.0 million for the thirteen weeks ended March 29, 2003 from $42.1 million for the thirteen weeks ended March 30, 2002. The increase in retail sales was due primarily to increased sales attributable to the 47 stores opened in 2002 (which in 2002 were open for less than a full year), and to the net addition of ten new stores in 2003. These factors were partially offset by a decrease in comparable store and catalog and Internet sales. Comparable store and catalog and Internet sales for the thirteen weeks ended March 29, 2003 decreased 10% compared to the thirteen weeks ended March 30, 2002. Retail comparable store sales for the thirteen weeks ended March 29, 2003 decreased 9% compared to the thirteen weeks ended March 30, 2002. There were 193 retail stores included in the comparable store base as of March 29, 2003. The primary factor which drove the decrease in comparable stores sales was a decline in store traffic and mall traffic generally. We believe that comparable store sales and store traffic were negatively impacted by the President's Day snowstorm which affected most of our store base in the Eastern half of the United States; by the commencement of the war with Iraq and its impact on consumer sentiment; and by the shift in the Easter holiday selling period, which occurred in the first quarter of 2002 and second quarter of 2003. There were 249 retail stores open as of March 29, 2003 compared to 202 retail stores open as of March 30, 2002 and 239 retail stores open as of December 28, 2002.

Gross Profit

        Gross profit increased 15.0% to $53.0 million for the thirteen weeks ended March 29, 2003 from $46.1 million for the thirteen weeks ended March 30, 2002. As a percentage of sales, gross profit increased to 54.6% for the thirteen weeks ended March 29, 2003 from 52.2% for the thirteen weeks ended March 30, 2002. The increase in gross profit as a percentage of sales was primarily the result of improved productivity in supply chain operations and, to a lesser extent, a decrease in shrink expense at the retail level. This latter reduction is a result of our store operations group continuing to focus on decreasing this controllable expense. The increase in gross profit in dollars was primarily attributable to an increase in sales and also to improved productivity in supply chain operations.

Selling Expenses

        Selling expenses increased 16.4% to $24.7 million for the thirteen weeks ended March 29, 2003 from $21.2 million for the thirteen weeks ended March 30, 2002. These expenses are related to both wholesale and retail operations and consist of payroll, occupancy, advertising and other operating costs, as well as pre-opening costs, which are expensed as incurred. As a percentage of sales, selling expenses increased to 25.5% for the thirteen weeks ended March 29, 2003 from 24.1% for the thirteen weeks ended March 30, 2002. The increase in selling expenses in dollars and as a percentage of sales was primarily related to the continued growth in the number of retail stores, from 239 as of December 28, 2002 to 249 as of March 29, 2003, the effect of which is an increase in the weighting of immature stores. Immature stores are generally stores that are less than four years old. Immature stores typically generate higher selling expenses as a percentage of sales than stores that have been open for more than four years since fixed costs, as a percent of sales, are higher during the early sales maturation period. Excluding the sales and selling expenses of our most immature stores, the 2002 and 2003 store classes, selling expenses as a percentage of sales were 22.6% for the thirteen weeks ended March 29, 2003 compared to 23.8% for the thirteen weeks ended March 30, 2002. The increase in selling expense as a percentage of sales for 2003 is also explained by the decrease in retail comparable store sales since the fixed components of labor and occupancy do not decrease with negative comparable store sales.

Segment Profitability

        Segment profitability is sales less cost of goods sold and selling expenses. Segment profitability for our wholesale operations, including Europe, was $22.0 million, or 41.4% of wholesale sales for the thirteen weeks ended March 29, 2003 compared to $17.7 million or 38.5% of wholesale sales for the thirteen weeks ended March 30, 2002. The increase in wholesale segment profitability was primarily attributable to increased wholesale sales and improved productivity in supply chain operations. Segment profitability for our retail operations was $6.3 million or 14.3% of retail sales for the thirteen weeks ended March 29, 2003 compared to $7.1 million or 16.9% of retail sales for the thirteen weeks ended March 30, 2002. The decrease in retail segment profitability as a percentage of retail sales was primarily attributable to the impact of our most immature stores, the 2002 and 2003 store classes. Excluding these immature stores, retail segment profitability was 17.1% for the thirteen weeks ended March 29, 2003 compared to 17.4% in the thirteen weeks ended March 30, 2002. The decrease in retail segment profitability in dollars is primarily attributable to a decline in retail comparable store sales, partially offset by improved productivity in supply chain operations.

General and Administrative Expenses

        General and administrative expenses, which consist primarily of personnel-related costs incurred in support functions, increased 11.2% to $12.4 million for the thirteen weeks ended March 29, 2003 from $11.2 million for the thirteen weeks ended March 30, 2002. As a percentage of sales, general and administrative expenses increased to 12.8% for the thirteen weeks ended March 29, 2003 from 12.7% for the thirteen weeks ended March 30, 2002. The increase in general and administrative expenses in dollars and as a percentage of sales is due primarily to approximately $0.7 million in consulting costs related to a strategic planning project that began in late February.

Net Other Expense

        Net other expense was $0.9 million for the thirteen weeks ended March 29, 2003, compared to $1.4 million for the thirteen weeks ended March 30, 2002. The primary component of the expense in each of these periods was interest expense, which was $0.8 million in the thirteen weeks ended March 29, 2003 compared to $1.3 million in the thirteen weeks ended March 30, 2002. Interest expense in the thirteen weeks ended March 29, 2003 decreased compared to the thirteen weeks ended

March 30, 2002 primarily due to a reduction in the total debt outstanding from $111.5 million at March 30, 2002 to $46.0 million at March 29, 2003.

Provision for Income Taxes

        The effective tax rate for the thirteen weeks ended March 29, 2003 and March 30, 2002 was 39.5% and 39.0%, respectively. We are currently providing a valuation allowance against the deferred tax asset for our international operations. As a result, it is anticipated that our effective tax rate for 2003 will be approximately 39.5%. We re-evaluate our effective tax rate on a quarterly basis.

Outlook

        In our April 22, 2003 press release, we reaffirmed the sales and earnings per share guidance for the last three quarters of fiscal 2003, which we previously provided in our February 12, 2003 press release. We expect total sales growth to increase in the second quarter of 2003 by 10% to 12% over the second quarter of 2002, in the third quarter of 2003 by 13% to 15% over the third quarter of 2002 and in the fourth quarter of 2003 by 17% to 19% over the fourth quarter of 2002. We expect to achieve fully diluted earnings per share of $0.11 to $0.12 in the second quarter, $0.23 to $0.24 in the third quarter and $0.85 to $0.86 in the fourth quarter of 2003.

Fifty-Two Weeks Ended December 28, 2002 ("2002")
Compared to Fifty-Two Weeks Ended December 29, 2001 ("2001")

Sales

        Sales increased 17.1% to $444.8 million in 2002 from $379.8 million in 2001. Wholesale sales, including European operations, increased 21.9% to $204.9 million in 2002 from $168.1 million for 2001. This growth was achieved primarily by increasing the number of wholesale locations and also by increasing sales to existing customers.

        Retail sales increased 13.3% to $239.9 million in 2002 from $211.7 million for 2001. There were 239 retail stores open as of December 28, 2002 compared to 192 stores open at December 29, 2001. The increase in retail sales was achieved primarily through two factors, the addition of 47 new stores in 2002 and increased sales in the 45 stores opened in 2001 (which in 2001 were open for less than a full year), and, to a lesser extent, through increased sales in catalog and Internet operations, partially offset by a decrease in comparable store sales. Comparable store and catalog and Internet sales in 2002 decreased 4.4% compared to 2001. Retail comparable store sales in 2002 decreased 6.3% compared to 2001. The primary factors which drove the decrease in comparable store sales were a decline in store traffic, and mall traffic generally, and our decision not to repeat certain promotional activities undertaken in 2001. There were 192 stores included in the comparable store base at the end of 2002, and 45 of these stores were included for less than a full year.

Gross Profit

        Gross profit increased 21.6% to $250.1 million in 2002 from $205.7 million in 2001. As a percentage of sales, gross profit increased to 56.2% in 2002 from 54.2% in 2001. The increase in gross profit dollars in 2002 compared to 2001 was primarily attributable to the increase in sales and more efficient supply chain operations. The improvement in gross profit rate in 2002 compared to 2001 was primarily the result of improved productivity in supply chain operations, supply chain inefficiencies in early 2001 that were not experienced in 2002 and our decision not to engage in deep discounting activities.

Selling Expenses

        Selling expenses increased 25.1% to $96.7 million in 2002 from $77.3 million in 2001. These expenses are related to both wholesale and retail operations and consist of payroll, occupancy, advertising and other operating costs, as well as store pre-opening costs, which are expensed as incurred. As a percentage of sales, selling expenses were 21.7% in 2002 and 20.4% in 2001. The increase in selling expenses in dollars and as a percentage of sales was primarily related to the continued growth in the number of retail stores, from 192 as of December 29, 2001 to 239 as of December 28, 2002, the effect of which is an increase in the weighting of immature stores. Immature stores are generally stores that are less than four years old. Immature stores typically generate higher selling expenses as a percentage of sales than stores that have been open for more than four years since fixed costs, as a percent of sales, are higher during the early sales maturation period. Excluding the sales and selling expenses of our most immature stores, the 2001 and 2002 store classes, selling expenses as a percentage of sales were 18.6% for the year ended December 28, 2002 compared to 19.5% for the year ended December 29, 2001. The increase in selling expenses as a percentage of sales for 2002 is also explained by the decrease in retail comparable store sales since the fixed components of labor and occupancy do not decrease with negative comparable store sales.

Segment Profitability

        Segment profitability is sales less cost of goods sold and selling expenses. Segment profitability for our wholesale operations, including Europe, was $87.2 million or 42.6% of wholesale sales in 2002 compared to $65.5 million or 38.9% of wholesale sales in 2001. Segment profitability for our retail operations was $66.2 million or 27.6% of retail sales in 2002 compared to $62.9 million or 29.7% of retail sales in 2001. The increase in wholesale segment profitability was primarily attributable to increased wholesale sales and improved productivity in supply chain operations. The increase in retail segment profitability in dollars was primarily attributable to increased retail sales and improved supply chain operations. The decrease in retail segment profitability as a percentage of retail sales was primarily attributable to a decline in retail comparable store sales and a decline in operating profit in catalog and Internet operations, partially offset by improved productivity in supply chain operations.

General and Administrative Expenses

        General and administrative expenses, which consist primarily of personnel-related costs, increased 13.1% to $43.5 million in 2002 from $38.5 million in 2001. As a percentage of sales, general and administrative expenses decreased to 9.8% from 10.1%. The increase in general and administrative expenses in dollars was primarily attributable to headcount additions in the latter part of 2001 and in 2002, higher bonus program accruals for fiscal 2002 as compared to 2001 and occupancy expenses associated with our new headquarters opened in May 2001 (i.e. we incurred 12 months of such expenses in 2002 compared to approximately eight months in 2001). The decrease in general and administrative expenses as a percentage of sales for fiscal 2002 was primarily attributable to our ability to leverage these expenses over a larger sales base and our continued focus on expense control.

Restructuring Charge

        Restructuring activities had no impact on our results of operations for 2002. In 2001, however, we recorded an $8.0 million restructuring charge associated with our decision to consolidate and restructure our distribution and manufacturing operations. We closed our Utah distribution facility and restructured our distribution and manufacturing workforce during 2001. Included in the restructuring charge are severance and other employee-related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expenses for abandoned facilities, net of anticipated sublease income. An analysis of the activity within the restructuring reserve since December 29, 2001 is as follows:

	Expense	Costs paid during the fifty-two weeks ended December 29, 2001	Accrued as of December 29, 2001	Costs paid during the fifty-two weeks ended December 28, 2002	Accrued as of December 28, 2002
		(in thousands)
Occupancy	$2,635	$781	$1,854	$747	$1,107
Employee related	2,635	2,304	331	284	47
Other	606	606	—	—	—

Total	$5,876	$3,691	$2,185	$1,031	$1,154

        During the second quarter of 2002, we were successful in subletting the facility covered under the "Occupancy" heading for the remaining lease term. We believe that the remaining reserve at December 28, 2002 appropriately reflects our lease commitment exposure.

Net Other Expense

        Net other expense was $4.4 million in 2002 compared to $10.9 million in 2001. The primary component of this expense was interest expense, which was $4.9 million in 2002 compared to $10.6 million in 2001. The decrease in interest expense was the result of the reduction in total debt outstanding from $115.0 million at December 29, 2001 to $60.5 million at December 28, 2002, and a reduction in borrowing rates resulting from decreases in the federal funds and eurodollar rates.

Income Taxes

        The income tax provision for 2002 was $41.4 million compared to $27.7 million for 2001. The 2002 tax provision reflects an effective tax rate of 39.3%. The 2001 tax provision reflects an effective tax rate of 39.0%. We are currently providing a valuation allowance against the deferred tax asset for our international operations. As a result, it is anticipated that our effective tax rate for 2003 will be approximately 39.5%. We re-evaluate our effective tax rate on a quarterly basis.

Net Income

        Net income increased 48% to $64.0 million in 2002 from $43.3 million in 2001. In 2001, we incurred an $8.0 million pre-tax restructuring charge which reduced net income by $4.9 million. Prior to such charge, net income increased 33% from $48.2 million to $64.0 million in 2002.(1)

(1)
Net income increased 48% to $64.0 million in 2002 from $43.3 million in 2001. Excluding the $8.0 million restructuring charge, net of the associated tax benefit of $3.1 million, net income increased 33% to $64.0 million in 2002 from $48.2 million in 2001.

Fifty-Two Weeks Ended December 29, 2001 ("2001")
Compared to Fifty-Two Weeks Ended December 30, 2000 ("2000")

Sales

        Sales increased 12.1% to $379.8 million in 2001 from $338.8 million in 2000. This growth was primarily achieved by increasing the number of retail stores from 147 to 192, increasing sales through catalog and Internet operations and increasing sales to wholesale customers.

        Wholesale sales, including European operations, increased 2.8% to $168.1 million in 2001 from $163.5 million for 2000. This growth was achieved both by increasing sales to existing customers and by increasing the number of wholesale locations.

        Retail sales increased 20.8% to $211.7 million in 2001 from $175.3 million for 2000. There were 192 retail stores open as of December 29, 2001 compared to 147 stores open at December 30, 2000. The increase in retail sales was achieved primarily through the addition of 45 new stores and increased sales in catalog and Internet operations. Comparable store and catalog and Internet sales in 2001 increased 2.0% compared to 2000. Retail comparable store sales in 2001 decreased 1.7% compared to 2000. There were 147 stores included in the comparable store base at the end of 2001, and 45 of these stores were included for less than a full year.

        The events of September 11th had significant negative effects on both our wholesale and retail divisions in 2001. In wholesale, we had achieved low double-digit year-to-date growth in incoming order volume as of the week preceding September 11th. Incoming order volume for the 15 weeks subsequent to September 11th grew 2.3% over the comparable prior year period. In retail, with mall traffic down significantly after September 11th, comparable store and catalog and Internet sales declined, on a year to date basis, from 10% through August of 2001 to 2.0% as of the end of the year.

Gross Profit

        Gross profit increased 11.1% to $205.7 million in 2001 from $185.1 million in 2000. As a percentage of sales, gross profit decreased to 54.2% in 2001 from 54.6% in 2000. The decrease in gross profit as a percentage of sales for 2001 was primarily attributable to discounts associated with the sell-through of holiday merchandise in the retail business during the first quarter of 2001, a higher mix of sales associated with our fragrance of the month sales program and a higher mix of non-manufactured sales. The gross profit rate in each of the third and fourth quarters of 2001 was higher than the comparable prior year quarter, and for the last half of 2001 increased to 56.3% from 55.0% in the last half of 2000. The improvement in the gross profit rate in the last half of 2001 compared to the last half of 2000 was primarily the result of supply chain inefficiencies in the fourth quarter of 2000 that were not experienced in the latter half of 2001. The supply chain inefficiencies in the fourth quarter of 2000 were related to significant over-staffing in our manufacturing and logistics operations. These supply chain inefficiencies were corrected in the first quarter of 2001 through the closure of our Utah distribution center and the reduction of our workforce by approximately 450 people.

Selling Expenses

        Selling expenses increased 20.0% to $77.3 million in 2001 from $64.5 million in 2000. These expenses are related to both wholesale and retail operations and consist of payroll, occupancy, advertising and other operating costs, as well as store pre-opening costs, which are expensed as incurred. As a percentage of sales, selling expenses were 20.4% in 2001 and 19.0% in 2000. The primary factor behind the increase in selling expenses in dollars and as a percentage of sales was the increase in the number of retail stores we operated and the resulting shift in business mix between retail and wholesale sales. Retail sales, which have higher selling expenses as a percentage of sales than wholesale sales, represented 55.7% of total sales in 2001 compared to 51.7% in 2000. The number of retail stores increased from 147 in 2000 to 192 in 2001. The increase in selling expenses as a percentage of sales is also explained by the heavy weighting of new stores. We opened 45 new stores in 2001 and 2000. New stores typically generate lower operating margin contributions than stores that have been open for more than one year since fixed costs, as a percentage of sales, are higher during the early sales maturation period and since preopening costs are fully expensed in the year of opening. Excluding the sales and selling expenses of the 2000 and 2001 store classes from the fifty-two weeks ended

December 29, 2001, and the sales and selling expenses of the 2000 store class from the fifty-two weeks ended December 30, 2000, store selling expense declined as a percentage of sales.

Segment Profitability

        Segment profitability is sales less cost of goods sold and selling expenses. Segment profitability for our wholesale operations, including Europe, was $65.5 million, or 38.9% of wholesale sales in 2001 compared to $64.7 million or 39.6% of wholesale sales in 2000. Segment profitability for our retail operations was $62.9 million or 29.7% of retail sales in 2001 compared to $55.9 million or 31.9% of retail sales in 2000. The decrease in segment profitability as a percentage of sales for 2001 was primarily attributable to discounts associated with the sell-through of holiday merchandise in the retail business during the first quarter of 2001, a higher mix of sales associated with our fragrance of the month sales program and a higher mix of non-manufactured sales. Segment profitability for the last half of 2001 increased to 38.5% from 38.0% in the last half of 2000. The improvement in segment profitability in the last half of 2001 compared to the last half of 2000 was primarily the result of supply chain inefficiencies in the fourth quarter of 2000 that were not experienced in the fourth quarter of 2001.

General and Administrative Expenses

        General and administrative expenses, which consist primarily of personnel-related costs incurred in support functions, increased 22.0% to $38.5 million in 2001 from $31.6 million in 2000. As a percentage of sales, general and administrative expenses increased to 10.1% from 9.3%. The increase in general and administrative expenses was primarily due to the new systems infrastructure installed in the last half of 2000, occupancy expenses associated with our new headquarters building opened in May 2001 and expenses associated with the bonus program.

Restructuring Charge

        A restructuring charge for $8.0 million was recorded in 2001 to record costs associated with our decision to consolidate and restructure our distribution and manufacturing operations. We closed our Utah distribution facility and restructured our distribution and manufacturing work-force during 2001. Included in the restructuring charge are severance and other employee related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expenses for abandoned facilities, net of anticipated sub-lease income. As a result of the consolidation and restructuring, we terminated approximately 450 manufacturing and logistics employees in February 2001. An analysis of the restructuring reserve at December 29, 2001 is as follows:

	Expense	Costs paid during the fifty-two weeks ended December 29, 2001	Accrued as of December 29, 2001
		(in thousands)
Occupancy	$2,635	$781	$1,854
Employee related	2,635	2,304	331
Other	606	606	—

Total	$5,876	$3,691	$2,185

        In addition, as described above, we recorded a $2.1 million pre-tax write-down of non-recoverable leasehold improvements, fixture and equipment investments at our Utah facility.

        The closure of our Utah distribution facility and the restructuring of our distribution and manufacturing workforce in the first quarter of 2001 did not negatively impact our ability to execute our growth strategy in 2001. In April 2001, we opened a new 256,000 square foot distribution center in South Deerfield, Massachusetts and consolidated substantially all distribution operations in this facility.

Net Other Expense

        Net other expense was $10.9 million in 2001 compared to $16.5 million in 2000. The primary component of this expense was interest expense, which was $10.6 million in 2001 compared to $16.9 million in 2000. The decrease in interest expense was the result of the reduction in total debt outstanding from $157.5 million at December 30, 2000 to $115.0 million at December 29, 2001, and a reduction in borrowing rates resulting from decreases in the federal funds and eurodollar rates.

Income Taxes

        The income tax provision for 2001 was $27.7 million compared to $29.0 million for 2000. The 2001 tax provision reflects an effective tax rate of 39% compared to 40% in 2000.

Net Income

        Net income decreased 0.6% to $43.3 million in 2001 from $43.6 million in 2000. The restructuring charge recorded in 2001 reduced 2001 net income by $4.9 million.

Liquidity and Capital Resources

        We have consistently generated positive cash flow from operations. Specifically, over the last three fiscal years, we have generated a total of approximately $230 million, including almost $92 million in 2002. These amounts have exceeded net income in all the fiscal years presented due to two factors. First, we have incurred non-cash charges for depreciation and amortization. Second, income tax expense has significantly exceeded taxes actually paid due to the tax deduction that we continue to utilize that arose from the 1998 recapitalization. These significant tax deductions are to continue for the next ten years. On an annual basis, this results in tax savings of approximately $11.7 million per year through 2013 assuming sufficient income to realize the full benefit of this deduction.

        Cash and cash equivalents at March 29, 2003 decreased by $38.2 million compared to December 28, 2002. This decrease was partially attributable to cash used in operating activities of $20.2 million, which includes a $20.5 million payment of corporate income taxes for fiscal 2002 and fiscal 2003.

        Our internally generated cash flows have been sufficient to fund necessary capital expenditures for our expansion plans. Capital expenditures in 2002 were $25.9 million and were primarily related to (i) the capital requirements to open 47 new stores and our new Yankee Candle™ Home store, consisting of approximately $15.5 million in the aggregate; (ii) investments in manufacturing and logistics of approximately $6.7 million and (iii) investments in information systems of approximately $2.8 million. Capital expenditures were approximately $26.8 million in 2001 and primarily related to similar expenditures. More specifically, 45 new stores were opened in 2001 and we opened a new distribution center in April 2001.

        Capital expenditures for the thirteen weeks ended March 29, 2003 were $3.4 million, primarily related to the capital requirements to open new stores and investments in manufacturing and logistics operations. We anticipate that capital expenditures in 2003 will total approximately $27.0 million and will be spent in a similar manner as in 2002. We opened 12 stores and closed two stores during the thirteen weeks ended March 29, 2003 and we expect to open approximately 33 additional stores during the last three quarters of fiscal 2003.

        Despite significant capital expenditures, operating cash flows have still provided sufficient cash to fund both repayments of our term loan and borrowings under our credit facility. Net cash used in financing activities was $14.4 million for the thirteen weeks ended March 29, 2003, which primarily represents payment of credit facility borrowings and principal payments on long-term debt.

        We currently have a credit agreement with a consortium of banks that was established at the time of our initial public offering. This credit agreement provides for an initial maximum borrowing of $300 million and consists of a revolving credit facility for $150 million and a term loan for $150 million. We can elect to set the interest rates on all or a portion of the borrowings outstanding under the credit agreement at a rate per annum equal to (a) the greatest of (1) the prime rate, (2) the base CD rate plus 1.00% or (3) the federal funds effective rate plus 1/2%, plus a margin ranging from 0.00% to 0.75%, or (b) the eurodollar rate plus a margin ranging from 1.00% to 1.75%. The weighted-average interest rate on outstanding borrowings at March 29, 2003 was 2.44%.

        Our credit agreement requires that we comply with several financial and other covenants, including requirements that we maintain at the end of each fiscal quarter the following financial ratios as set forth in our credit agreement:

  •
  a consolidated total debt to consolidated EBITDA ratio of no more than 2.50 to 1.00 at December 28, 2002 and for subsequent fiscal years; and

  •
  a fixed charge coverage ratio (the ratio of the sum of consolidated EBITDA plus lease expense to the sum of consolidated cash interest expense plus lease expense) of no less than 4.00 to 1.00 at December 28, 2002 and for subsequent fiscal quarters.

        Our credit agreement defines EBITDA as our consolidated net income (excluding extraordinary gains and gains and losses from material dispositions), plus the amount of net interest expense, depreciation and amortization, income taxes, certain non-cash compensation expenses, and certain rental expenses. EBITDA as defined in our credit agreement differs from the definition of EBITDA used elsewhere in this prospectus, in that it excludes (a) gains/losses from dispositions of material assets and (b) straight-line rent. We have included the amount of these expenses in our more conservative calculation of EBITDA used elsewhere, which calculation is therefore lower than EBITDA as used in our credit agreement. At March 29, 2003, we were in compliance with all of our covenants in our credit agreement.

        This credit arrangement does not mature until 2004. No payments of principal are due on the revolving credit facility until this maturity date. The term loan is payable in quarterly installments ranging from $7.5 million to $9.5 million in March, June, September and December of each year commencing on December 31, 1999. As of March 29, 2003, $3.0 million was outstanding under the revolving credit facility, leaving $147.0 million in availability.

        In addition to obligations to repay our long-term debt, we lease the majority of our retail stores under long-term operating leases. The following table summarizes our commitments under both our debt and lease obligations:

	Payments due by period (in thousands)
Contractual obligations
	Total	2003	2004	2005	2006	2007	Thereafter
Long-term obligations	$60,600	$32,000	$28,600	$—	$—	$—	$—
Operating leases	163,369	20,429	19,837	19,412	17,841	16,523	69,327

Total contractual cash obligations	$223,969	$52,429	$48,437	$19,412	$17,841	$16,523	$69,327

        We expect that the principal sources of funding for our planned store openings and other working capital needs, capital expenditures and debt service obligations will be a combination of our available cash and cash equivalents, funds generated from operations and borrowings under our credit facility. We believe that our current funds and sources of funds will be sufficient to fund our liquidity needs for at least the next twelve months. However, there are a number of factors that may negatively impact our available sources of funds. The amount of cash generated from operations will be dependent upon factors such as the successful execution of our business plan and worldwide economic conditions. In addition, borrowings under our credit facility are dependent upon our continued compliance with the financial and other covenants contained in our credit agreement.

        On May 9, 2003, we announced that our board of directors authorized the repurchase of up to $100 million of our common stock from time to time on the open market or in privately negotiated transactions. The repurchase program will be funded using cash generated from operating activities and/or borrowings under our credit agreement. The terms, timing and amount of any shares repurchased will be determined by our management and the Executive Committee of our board of directors, based on their evaluation of market conditions and other factors. We will not be purchasing any shares in the offering and do not intend to purchase any shares until the distribution of the shares in the offering is complete. The repurchase program may be suspended or discontinued at any time. Any repurchased shares will be available for use in connection with our stock plans and for other corporate purposes.

        There are a number of important factors that could cause actual results of our share repurchase program, including the amount of shares repurchased, the intended use of any repurchased shares and the source of funding, to differ materially from those suggested or indicated by our forward-looking statements describing the program. These factors include, among others, the market price of our common stock prevailing from time to time, the nature of other investment opportunities presented to us from time to time, our cash generated from operating activities, general economic conditions and other factors identified in this prospectus.

Recent Accounting Pronouncements

        In July 2002, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" was issued. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. It is to be implemented for restructuring or disposal activities occurring after December 31, 2001. Fiscal 2001 restructuring activities, as described in Note 7 to our audited consolidated financial statements, included elsewhere in this prospectus, occurred prior to the effective date of SFAS No. 146 and were therefore accounted for under previously promulgated accounting guidance then in effect—specifically, EITF Consensus No. 94-3 "Liability Recognition for certain Employee Termination Benefits and Other Costs to Exit an Activity."

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard is effective for financial statements for fiscal years ending after December 15, 2002. The disclosure requirements of SFAS No. 148 have been implemented in Note 2 and the interim disclosure reporting requirements will be adopted by the Company in the first interim period in 2003.

Impact of Inflation

        We do not believe inflation has a significant impact on our operations. The prices of our products have not varied based on the movement of the consumer price index. The majority of our material and labor costs have not been materially affected by inflation.

BUSINESS OF YANKEE CANDLE

        We are the leading designer, manufacturer and branded marketer of premium scented candles in the growing giftware industry, based upon sales. We have a 33-year history of offering our distinctive products and marketing them as affordable luxuries and consumable gifts. Our candle products are available in approximately 190 fragrances and include a wide variety of jar candles, Samplers® votive candles, Tarts® wax potpourri, pillars and other candle products, all marketed under the Yankee Candle® brand. We also sell a wide range of coordinated candle accessories and branded fragranced non-candle products including Yankee Candle Car Jars® air fresheners, Yankee Candle™ Bath personal care products and various Yankee Candle® branded home fragrancing products including potpourri, sachets, aerosol room sprays and fabric freshener sprays. We have a vertically integrated business model that enables us to produce high quality products, provide excellent customer service and achieve cost efficiencies.

        Our multi-channel distribution strategy enables us to offer Yankee Candle® products through a wide variety of locations and sources. We sell our products through an extensive and growing wholesale customer network of over 14,000 stores in North America, primarily in non-mall locations, and through our rapidly expanding retail store base located primarily in malls. As of March 29, 2003, we had 249 company-owned and operated stores in 42 states. We have grown our retail store base 38% annually from 1997 to 2002 and opened 45 new retail stores in each of 2000 and 2001 and 47 in 2002. In addition, our 90,000 square foot flagship store in South Deerfield, Massachusetts attracts an estimated 2.5 million visitors annually. We also sell our products directly to consumers through our catalogs and Internet web site (www.yankeecandle.com). Outside North America, we sell our products through 22 distributors in 25 countries and through our distribution center located in the United Kingdom.

        We operate in the domestic giftware industry. The domestic giftware industry has grown at an approximately 3% compound annual growth rate from approximately $48.6 billion in 1997 to reach approximately $56.2 billion in 2002, according to preliminary figures released by Unity Marketing, an independent market research firm, in its January/February 2003 gift industry newsletter. According to Unity Marketing's most recent candle industry report issued in 2002, the domestic market for candles has grown at an approximately 6% compound annual growth rate from 1997 to 2001 to reach approximately $2.7 billion in 2001. According to Kline & Company, Inc., an international consulting firm, the premium scented candle segment, in which we compete, grew at an approximate 15% compound annual growth rate from 1997 to 2001, significantly exceeding the growth rate of the overall giftware market during that period. Kline has projected that the premium scented candle segment will continue to grow at a compound annual growth rate of approximately 7% from 2001 to 2006.

        Since 1997, we have experienced compound annual revenue growth of 25% and compound annual pretax income growth of 33%. Each of our distribution channels has contributed to this growth. Retail, which includes the catalog and Internet business, has achieved 32% compound annual revenue growth since 1997 and accounted for 54% of our $444.8 million total sales in 2002. Wholesale, which includes international operations and earns higher segment margins than our retail channel, has achieved 18% compound annual revenue growth since 1997 and accounted for 46% of total sales in 2002. In 2002, our revenue increased 17% as compared to 2001, and was comprised of a 13% increase in retail sales and a 22% increase in wholesale sales. In 2002, net income increased 48% to $64.0 million from $43.3 million in 2001. In 2001, we incurred an $8.0 million restructuring charge. Excluding the $8.0 restructuring charge, net of the associated tax benefit of $3.1 million, net income increased 33% to $64.0 million in 2002 from $48.2 million in 2001. We believe our growth is primarily based on the strength of the Yankee Candle® brand, our commitment to product quality, the efficiency of our vertically integrated manufacturing and logistics operations and the success of our multi-channel distribution strategy.

        Our business was founded in 1969 and has grown into the leader in the premium scented candle market. In April 1998, Yankee Candle was recapitalized and two partnerships affiliated with Forstmann Little & Co., together with Yankee Candle management, became the owners of a 90% equity interest. Since the 1998 recapitalization, we have reinvested our capital to actively pursue our wholesale and retail growth strategies. To facilitate this growth, we have added several key management members, expanded our production capacity, upgraded our warehouse management and information systems, and added a distribution center in the United Kingdom. In July 1999, we became a public company.

Our Competitive Strengths

        We have the strongest national brand identity within the premium scented candle market.    We have successfully established the Yankee Candle® brand as a powerful and well-recognized name among consumers. The strength of the brand is reinforced through product quality, innovation, consistent merchandising, product display and marketing across our multiple sales channels. These factors have contributed to our standing as the accepted market leader in the premium scented candle market, as demonstrated by a Kline study indicating that Yankee Candle enjoyed a leading market share of 33% in 2001, which represents approximately an 8 point share increase since 1997 and compares to a 9% market share for each of the next two leading brands.

        A market research study performed in the fall of 2002 for us by an independent research firm further reflects the strength of the Yankee Candle® brand within the premium scented candle segment. Highlights of this study include the following:

  •
  We had the highest level of consumer brand awareness among all manufacturers of premium scented candles measured by the study, with a brand awareness level approximately twice that of the next leading premium scented candle manufacturer; and

  •
  Among candle purchasers who purchase primarily scented candles, 42% had purchased our products within the twelve months leading up to the survey, a strong purchase incidence rate that is significantly above that of the next leading premium scented candle manufacturer.

        We believe that the demonstrable strength of the Yankee Candle® brand is our most important competitive advantage and provides us with significant continuing growth opportunities.

        We have a well established and growing wholesale customer base.    The strength of our brand, the profitability and quality of our products, and our successful in-store merchandising and display system have made us the top selling brand for many of our wholesale customers. Since 1993, we have continuously been ranked first in gift store sales in the domestic candle category and have consistently been ranked either first or second in product reorders across all giftware categories by Giftbeat, a giftware industry publication. In addition, we have consistently been ranked as the most profitable product line across all giftware categories since Giftbeat introduced that survey category two years ago. The loyalty to our brand is demonstrated by the fact that approximately 60% of our current wholesale customers have been our customers for over five years.

        During 2002, we grew and supported our core independent gift store business through new fragrance and product introductions, product exclusives, continued expansion of candle accessories, point of sale signage and displays and marketing programs and initiatives to drive growth. We continued our focus on growing the business by further extending distribution in selected image-appropriate new channels, such as the addition of Bed, Bath & Beyond as a new wholesale customer in February 2002, having added Linens 'n Things as a new wholesale customer in September 2001.

        We have an attractive and proven retail store model and expansion strategy.    Our retail strategy is a key synergistic element of our multi-channel distribution approach as it represents a highly profitable and effective means of providing increased availability of our products and building brand awareness among customers.

        Our retail stores are primarily located in high traffic malls, lifestyle centers and destination locations. We have a proven and profitable store model, and in 2002 our retail stores (excluding our South Deerfield flagship store) that were open for the full year generated average sales per selling square foot of $681. Over 96% of our stores have been profitable in the first full year of operation, and our stores typically generate significant positive cash flow and high returns on investment. We have increased the number of our retail stores from 34 as of December 31, 1996 to 249 as of March 29, 2003.

        We are a vertically integrated brand; we design, manufacture and distribute the majority of our products.    Our product design expertise and manufacturing and distribution infrastructure are the foundations of our vertically integrated business model. We believe that our model enables us to produce the highest quality products, provide superior fulfillment and prompt delivery to our multi-channel customers, manage our inventory to meet demand requirements and achieve high margins. We believe that all of these factors provide us with a significant competitive advantage.

        We produce high quality products and have a strong reputation.    We manufacture high quality products using premium materials including high quality fragrances (many of which are proprietary), premium-grade highly refined paraffin waxes, and superior wicks and dyes. According to the study done for us by Unity Marketing in 2001, Yankee Candle is believed to be "better" or "much better" than other candle brands by nearly two-thirds of the scented candle buyers who are aware of our brand.

        We have a talented, committed and experienced management team.    Our senior leadership team has broad based consumer packaged goods, retail, wholesale and manufacturing experience. They have a combined 130 years of experience across a wide range of consumable product categories. Key additions to our senior leadership team during the last three years include Craig Rydin as our President and Chief Executive Officer, Paul Hill as our Senior Vice President, Supply Chain and Harlan Kent as our Senior Vice President, Wholesale. These new additions, from outside of the candle industry, further strengthen our talented and experienced leadership team. We believe our breadth and strength of management will positively influence our ability to continue to successfully grow our company.

Our Growth Strategy

        We plan to continuously build and enhance the Yankee Candle® brand.    The cornerstone of our growth strategy is the expanded development and leveraging of the Yankee Candle® brand. We focus our organization on increasing consumer awareness of Yankee Candle, protecting and developing our brand image, and positioning a consistent branded image across all of our distribution channels. We believe that our strong brand will allow us to maximize the growth of our company.

        We plan to continue rapidly expanding our retail store base.    We have increased the number of our retail stores from 34 as of December 31, 1996 to 249 as of March 29, 2003, including 47 new stores in 2002 and 12 new stores in the first quarter of 2003. We plan to open approximately 33 stores in the remainder of 2003 and to open 45 stores in each of the next several years. We believe that there is the potential to operate between 600 and 700 total stores in North America by both expanding our presence in existing markets and entering new markets. We believe that the strength and profitability of our retailing format, our proven record of successfully opening new stores, our ongoing investment in training and management information systems and our focus on securing quality retail sites all contribute to our ability to successfully expand our retail presence. We are also testing new retail concepts for our company and in June 2002, we successfully opened our Yankee Candle™ Home store within our flagship store. Yankee Candle™ Home showcases home goods, accessories, furnishings and decorative accents in sophisticated country décor settings. We believe the Yankee Candle™ Home store is an important incremental contributor to our flagship store and will enable us to test market new products and merchandising concepts.

        We plan to continue growing our wholesale distribution channel.    Continued growth in our wholesale business is an integral element of our multi-channel strategy. We plan to increase sales to existing accounts, add new accounts and develop relationships with selected image-appropriate national retail chains as we have done with Linens 'n Things and Bed, Bath & Beyond. We intend to focus our efforts to increase distribution in underpenetrated markets such as the South, West and major metropolitan markets where our brand development opportunities are greatest. We also intend to further support the wholesale channel with product exclusives, innovation, marketing and display programs, improved telemarketing programs and service, fully integrated brand visual programs and outstanding customer service.

        We plan to continue to drive growth through product innovation.    New product introductions which emphasize the distinctiveness of our products are a core growth strategy for our brand. As an innovation leader in the premium scented candle segment, we believe our powerful brand, in conjunction with our "famous for fragrance™" reputation, provides us with a unique innovation platform. We plan to continue new product innovations developed by our experienced in-house design, marketing and product development team. For example, late in the second quarter of 2003, we plan to further extend our brand strength and fragrance competency by introducing a Yankee Candle electric home fragrancer, or diffuser, into our wholesale and retail channels. In 2002, we introduced 11 new fragrances into our core candle line and developed several fragrances exclusively for our wholesale customers. We also introduced several new candle offerings, including the A La Mode™ collection of pillar candles, our Home Classics™ line of jar candles, a new collection of smooth-sided pillars, as well as textured designer pillars, and a bath pillar collection. In 2002, we also began offering unscented tapers in an array of high demand colors. In addition, we continued to expand our accessories line by introducing a wide variety of new candle and home accessory products and seasonal merchandise.

        We plan to expand our catalog and Internet business.    Our catalog and Internet business is a key element of our integrated strategy with consumers. This business grew 20% in 2002 and we plan to continue our growth through several initiatives, including a focus on integrated branding, targeted catalog circulation, product innovation and customized marketing programs. During 2002, we upgraded the systems supporting our catalog operations and the fulfillment software that manages both our catalog and Internet operations. In 2002, we also improved our web site by introducing a personalized candle configuring capability that enables users to design and purchase their own custom-labeled Samplers® votive candles to commemorate special events such as weddings. The catalog and web site are effective marketing and informational tools to build customer relationships with our brand and support sales through our other channels.

        We plan to expand our sales outside of North America.    As of December 28, 2002, we distributed our products through approximately 1,750 United Kingdom accounts, 300 accounts on the European continent and in the Middle East, and 22 distributors covering 25 countries. Sales outside of North America currently represent approximately 2% of our total sales, and we believe there is a significant opportunity to further build our brand presence and awareness in the future.

Products

        We develop and introduce new products and fragrances throughout the year. We currently offer approximately 2,000 stock-keeping units (SKUs) of Yankee Candle manufactured products. Virtually all of our candle products are marketed as Yankee Candle® branded products primarily under the trade names Housewarmer®, Country Kitchen®, Country Classics®, Home Classics™, A La Mode™, and Aroma Formula™ and include the following product styles:

    •
    Housewarmer® Jar Candles—scented candles in decorative glass jars; available in 22 oz., 14.5 oz., and 3.7 oz. sizes.

    •
    Home Classics™ Jar Candles—featuring a distinctive and contemporary-looking vase shaped jar.

    •
    Samplers®—votive candles for sampling different fragrances.

    •
    Tapers—the oldest candle style.

    •
    Pillars—both smooth-sided standard pillars and textured designer pillars.

    •
    Tarts® Wax Potpourri—scented wax without wicks that releases its fragrance when melted and warmed in a potpourri pot.

    •
    Scented Tea Lights—small, colored and scented candles in clear cups made for home fragrancing.

    •
    Tart® Warmers—unscented candles in aluminum cups made for potpourri pots.

    •
    Kindle Candles®—unscented wax in a paper cup for use in a fireplace or campfire as a firestarter.

        These candle products are available in a wide range of fragrances and colors. We currently have available approximately 190 fragrances for our retail stores. In addition, approximately 70 of our best-selling Housewarmer® fragrances are available nationwide to our wholesale customers, together with numerous special editions and seasonal fragrances. In addition to distinctive fragrances, we promote our brand through consistent product packaging and labeling and the use of a distinctive trade dress. The Yankee Candle name is typically embossed on the top of our glass containers and is clearly displayed on every product label. We also package our products in attractive gift baskets and other containers for sale in our retail stores. We offer glassware accessories and other coordinated candle-related and home décor accessories in dozens of exclusive patterns, colors and styles, including jar toppers, taper holders, pillar and jar bases, jar shades, tea light holders, potpourri burners and Samplers® votive candleholders.

        We have continued to extend our brand into other fragranced non-candle product categories. In 2002 we launched our Yankee Candle™ Bath line of personal care products following a test introduction in 2001. This line includes liquid hand soap, hand lotion, body lotion, shower gel, milled soap and other bath products. Each bath product is scented to match popular Yankee Candle and other high demand fragrances, with packaging reminiscent of our Housewarmer® candles. Our Yankee Candle™ Bath products are available in up to ten fragrances. We also expanded our presence in the home fragrance market segment in 2002 by introducing several new branded fragranced products in this category, including Yankee Candle™ potpourri in four fragrances, aerosol room sprays in six fragrances and fabric freshener sprays in three fragrances, and by adding several new fragrances to our Yankee Candle™ sachet line.

        We seek to maintain a moderate price for almost all of our products in order to reinforce our customers' perception of our products as affordable. As a result, our retail prices for our core candle products generally range from $0.99 for a Tarts® wax potpourri to $19.99 for a 22 oz. Housewarmer® jar candle.

Retail Operations

Retail Stores

        Our retail operations include retail stores, none of which are franchised, catalog and Internet operations and Chandler's restaurant. From 1997 to 2002, sales from our retail division have grown at a compound annual growth rate of 32% from $59.2 million in 1997 to $239.9 million in 2002 and increased from 40% of our total sales in 1997 to 54% in 2002. Moreover, in 2002 our retail stores that were open for the full year, excluding the South Deerfield flagship store, achieved average sales per selling square foot of $681.

        We opened 47 new retail stores during 2002 and 12 new retail stores in the first quarter of 2003. We had 249 retail stores in 42 states as of March 29, 2003. In addition, we are also testing airport and outlet locations on a temporary basis to determine long-term viability. In opening new stores, we target high traffic retail locations in malls, tourist destinations and selected non-mall locations, including lifestyle centers. Of our 249 retail stores, 195 are located in malls. Since the end of 2002, we closed two underperforming retail stores. Both of these stores were opened in 2000 and have operated at approximately breakeven on a cash flow basis but have not performed in line with our expectations. We plan to open a total of 45 new stores during 2003.

        The non-mall store count includes our flagship South Deerfield, MA store, which is a unique store. We believe that our flagship store is the world's largest candle and Christmas store with approximately 90,000 square feet of retail and entertainment space. This store promotes Yankee Candle's brand image and culture and is an important testing ground for our new product introductions. The store carries approximately 17,500 SKUs of gift items and generates approximately 50% of its revenues from the sale of Yankee Candle manufactured products. The store is a major tourist destination, attracting an estimated 2.5 million visitors annually, and provides visitors with a total shopping and entertainment experience including the Yankee Candlemaking Museum and a 240-seat restaurant. In June 2002, we successfully opened our Yankee Candle™ Home store within our South Deerfield flagship store. Yankee Candle™ Home showcases home goods, accessories, furnishings and decorative accents in sophisticated country décor settings. Yankee Candle products, including our candle products as well as our Yankee Candle™ Bath line and new home fragrance offerings, are also featured throughout the store. We believe the Yankee Candle™ Home Store is an important contributor to our flagship store and will enable us to test market new products and merchandising concepts.

        Excluding the South Deerfield flagship store, the target size of our retail stores is approximately 1,500 square feet. The average store size for our 238 retail stores, excluding the South Deerfield store, at the end of 2002 was 1,730 square feet. We design each of our retail stores with a warm and inviting atmosphere to attract customers and to provide a convenient shopping experience. Each store has candle displays sorted by color, fragrance type and product category. Our store design uses rich wood and other traditional elements to convey a high quality image that complements our product and company identity. The display fixtures hold sufficient inventory to support fast turning sales at peak season. Our retail stores other than the South Deerfield store typically offer Yankee Candle products in approximately 160 fragrances and carry approximately 1,000 SKUs of candles and approximately 375 SKUs of candle accessories.

        Superior customer service and a knowledgeable employee base are key elements of our retail strategy. We emphasize formal employee training, particularly with respect to product quality, candle manufacturing and the heritage of Yankee Candle. We also have a well-developed, nine day training program for managers and assistant managers and an eight hour training program for sales associates. Our high customer service standards are an integral part of our ongoing success. Each store is responsible for implementing and maintaining these customer service standards.

Catalog and Internet

        As part of our retail division we market our products through our catalogs and Internet web site. We expect both businesses to continue to grow over the next several years as a result of demographic and lifestyle changes in the consumer population, including the aging of baby boomers, decreased shopping time and a need for shopping convenience. In 2002 we mailed eight distinct catalogs. Our catalogs feature a wide selection of our most popular candle products, specialty retail candle and non-candle products, candle and home décor accessories and various branded non-candle scented products, including Car Jars® air fresheners, our Yankee Candle™ Bath personal care products and our new home fragrance offerings such as Yankee Candle™ potpourri, aerosol room sprays, fabric freshener sprays and sachets. We are continually seeking ways to upgrade our catalog capabilities. During 2002 we upgraded the systems supporting our catalog operations and the fulfillment software that manages both our catalog and Internet operations. We believe there are continuing opportunities to grow the catalog business by adding additional products and accessories and expanding our mailing list.

        We introduced our web site in 1996, upgraded it for retail transactions in 1997 and began generating revenues in late 1997. Our web site, www.yankeecandle.com, provides our on-line customers with an easy and convenient way to purchase a wide variety of our most popular candle products, specialty retail candle and non-candle products, candle and home décor accessories and branded non-candle scented products. This web site also offers features designed to promote sales and to provide enhanced customer service and convenience, including personalized guest registration, gift cards and other gift giving programs, a store locator, decorating ideas, and sites dedicated to corporate gifts, weddings and other customized purchasing opportunities. In addition to our consumer-oriented web site, we have a separate business-to-business web site dedicated to our wholesale customers which offers such features as on-line ordering, order status information, purchase history and an enhanced dealer locator program. We continually upgrade our web sites in order to better serve our retail and wholesale customers. In 2002, we introduced a personalized candle configuring capability that enables users to design and purchase their own custom-labeled Samplers® votive candles to commemorate special events such as weddings. We also invested in a new back-end system designed to enhance functionality, speed transactions and provide a cross-selling feature, and added other enhancements such as a gift reminder feature.

        Our catalog and Internet business generated $18.1 million of sales in 2002, an increase of 20% over 2001.

Wholesale Operations

        Our wholesale strategy focuses on gift, home décor and other image appropriate retailers. The wholesale business is a critical part of our growth strategy and, together with our other distribution channels, helps to further build our brand awareness. From 1997 to 2002, sales to our wholesale accounts have grown at a compound annual growth rate of 18% from $88.1 million in 1997 to $204.9 million in 2002 and changed from 60% to 46% of our total sales. Our wholesale customers currently have over 14,000 locations in North America, approximately 90% of which are non-mall. We believe that as a result of our strong brand name, the popularity and profitability of our products and our emphasis on customer service, our wholesale customers are extremely loyal, with approximately 60% of them having been customers for over five years. No customer accounted for more than 4% of our total sales in 2002.

        The strength of our brand, the profitability and quality of our products, and our successful in-store merchandising and display system have made us the top selling brand for many of our wholesale customers. Since 1993, we have been continuously ranked first in gift store sales in the domestic candle category and have consistently been ranked either first or second in product reorders across all giftware categories by Giftbeat, a giftware industry publication. In addition, we have consistently been ranked as the most profitable product line across all giftware categories since Giftbeat introduced that survey category two years ago.

        We actively seek to increase wholesale sales through our innovative product display systems, promotional programs, new products and telemarketing initiatives. We promote a "Shop Within A Shop" display system to our wholesale customers which presents our products vertically by fragrance and horizontally by color in a distinctive wood hutch. We recommend that dealers invest in a minimum of an 8- to 12-foot display system which holds $6,000 to $9,000 of Yankee Candle products at suggested retail prices. This display system enhances Yankee Candle's brand recognition in the marketplace and we believe positively impacts our wholesale sales. We have also implemented a number of promotional programs to increase the square footage dedicated to Yankee Candle products as well as the breadth of

Yankee Candle products offered by our wholesale customers. For example, we promote a Fragrance of the Month program, with featured fragrance suggestions for each month. This program encourages dealers to increase their re-order schedules and implement a proven customer promotion. The promotion encourages consumers to try different fragrances and return to the stores more frequently in order to buy the Fragrance of the Month. In addition to specific promotions, we advise our wholesale customers on an ongoing basis regarding product knowledge, display suggestions, promotional ideas and geographical consumer preferences. As one example, we have introduced Yankee Candle University, a training program with in-depth courses on Yankee Candle product information, sales tactics and marketing techniques. We have also established a Wholesale Advisory Council made up of wholesale customers from across the country, which provides us with a forum for receiving invaluable feedback from our wholesale customers while also allowing us to work jointly with them to develop "best practices" and innovative ideas.

        We have a selective dealer approval process, designed to apply consistent nationwide standards for all Yankee Candle dealers. As a result of these high credit standards for dealers, we had bad debt expense of only 0.1% of wholesale sales in 2002.

        We use a dedicated in-house direct telemarketing sales force to service our wholesale customers. In addition, we have several account managers located in field offices across the United States to help us service our national accounts. This provides us with greater control over the sales process, and allows us to provide customers with better and more accurate information, faster order turn-around and improved customer service, to create more consistent merchandising nationwide and to reduce costs.

International Operations

        We currently sell products through our distribution center in the United Kingdom and international distributors. In addition, we opened a new 27,000 square foot distribution center in Bristol, England and began product shipments in January 1999. We sell our products to approximately 1,750 direct accounts in the United Kingdom, 300 direct accounts on the European continent and in the Middle East and 22 distributors covering 25 countries. We also have a successful Canadian wholesale business, using a leading distributor, and are exploring additional distribution relationships in other parts of the world. Revenues from our international operations outside of North America have accounted for on average less than 2.0% of our total revenues in each of the last three years.

New Product Development

        We have a long history as a product innovator in the premium candle segment of the giftware industry. We have a strong and experienced in-house product design and development team comprised of artists, fragrance specialists, designers, packagers and buyers who work collaboratively to design new products that are attractive to customers and can be manufactured cost-effectively. New products are typically developed in less than a year.

        In 2002, we introduced 11 new fragrances into our core candle line and developed several fragrances exclusively for our wholesale customers. We also introduced several new candle offerings, including the A La Mode™ collection of pillar candles, which combines our popular French Vanilla scent with other complementary fragrances such as Hazelnut Coffee and Maple Walnut, and our Home Classics™ line of jar candles featuring a distinctive and contemporary-looking vase shaped jar in nine new fragrances. We phased out our line of grooved Ionic pillars and replaced them with a new collection of smooth-sided pillars in 35 fragrances, as well as textured designer pillars in six fragrances and a bath pillar collection in five fragrances. In 2002 we also began offering unscented tapers in an array of high demand colors. In addition, we continued to expand our accessories line by introducing a wide variety of new candle and home accessory products and seasonal merchandise.

        While further expanding and developing our candle product offerings, we also continued to extend the Yankee Candle® brand into other product categories, building upon our prior successful brand extensions such as our Car Jars® air freshener line. In 2002 we launched our Yankee Candle™Bath line of personal care products following a test introduction in 2001. This line includes liquid hand soap, hand lotion, body lotion, shower gel, milled soap and other bath products in up to ten fragrances. We also expanded our presence in the home fragrance market segment in 2002 by introducing several new branded fragranced products in this category, including Yankee Candle™ potpourri in four fragrances, aerosol room sprays in six fragrances and fabric freshener sprays in three fragrances, and by adding a host of new fragrances to our Yankee Candle™ sachet line.

        We plan to continue new product innovations developed by our experienced in-house design, marketing and product development team. For example, late in the second quarter of 2003, we plan to further extend our brand strength and fragrance competency by introducing a Yankee Candle electric home fragrancer, or diffuser, into our wholesale and retail channels. The initial launch is expected to include eight fragrances. We believe that the Yankee Candle brand and reputation for fragrance will enable us to compete effectively in this category and across other areas of home fragrance.

        Other new product ideas include new product sizes, new packaging, variations of existing fragrances and potential new ideas for delivering fragrance. Our expenditures on research and development during the last three fiscal years have not been material, because we have historically drawn on a broad group of our existing workforce to participate in research and development initiatives.

Manufacturing

        Approximately 76% of our sales are generated by products manufactured at our 294,000 square foot facility in Whately, Massachusetts. As a vertically integrated manufacturer, we are able to closely monitor the quality of our products, more effectively manage inventory and control our production costs. We believe this is an important competitive advantage that enables us to ensure high quality products, maintain affordable pricing and provide reliable customer service.

        Our products are manufactured using filled, molded, extruded, compressed or dipped manufacturing methods. The majority of our products are filled products which are produced by pouring colored, scented liquid wax into a glass container with a wick. Pillars are made by extrusion, in which wax is pressed around a wick through a die. Tapers are produced through a dipping process and Tarts® wax potpourri and Samplers® votive candles are made by compression.

        We use high quality fragrances, premium grade, highly refined paraffin waxes, and superior wicks and dyes to create premium products. Our manufacturing processes are designed to ensure the highest quality and quantity of candle fragrance, wick quality and placement, color, fill level, shelf life and burn rate. We are continuously engaged in efforts to maximize our quality and minimize our costs by using efficient production and distribution methods and technological advancements.

Suppliers

        We maintain strong, established relationships with our principal fragrance and petroleum based wax suppliers. We believe we use the highest quality suppliers in our industry and maintain back-up suppliers who are able to provide services and materials of similar quality. We have been in the business of manufacturing premium scented candles for many years and are therefore knowledgeable about the different levels of quality of raw materials used in manufacturing candles. We have developed, jointly with our suppliers, proprietary fragrances which are exclusive to Yankee Candle. Other raw materials used in the manufacturing process, including wax, glassware, wick and packaging materials, are readily available from multiple sources at comparable prices. In 2002, no single supplier represented 8% or more of our total cost of goods sold, except for our primary glassware vendor who represented approximately 12% of our total cost of goods sold.

Order Processing and Distribution

        We utilize computer systems to maintain efficient order processing from the time an order enters the system through shipping and ultimate payment collection from customers. We operate uniform computer and communication software systems allowing for on-line information access between our headquarters and retail stores. We use a software package that allows us to forecast demand for our products and to efficiently plan our production schedules. We also utilize a pick-to-light system which allows Yankee Candle employees at our distribution center to receive information directly from the order collection center and quickly identify, by way of blinking lights, the products and quantity necessary for a particular order. To accurately track shipments and provide better service to customers, we also use handheld optical scanners and bar coded labels. We have successfully implemented a complete new platform of manufacturing and distribution software as part of a comprehensive transition of all of our major software systems. The new manufacturing and distribution software has enabled us to further enhance our inventory management and customer service capabilities and also support a significantly larger infrastructure. We believe that our systems for the processing and shipment of orders from the distribution center have enabled us to improve our overall customer service through enhanced order accuracy and reduced turnaround time.

        In 2002, we continued to expand and enhance our electronic data interchange (EDI) capabilities. We plan to further expand these capabilities in 2003 to additional customers and suppliers.

        The products we sell in the United States are generally shipped by various national small-parcel carriers or other freight carriers. We have also historically leased a small fleet of trucks primarily used to ship products to select company-owned retail stores. Our products are shipped to our retail stores on a fluctuating schedule, with the frequency of deliveries based upon a store's sales figures and seasonal variances in demand. Many of our stores receive shipments up to five times a week during the busy holiday season. We believe that our timely and accurate distribution is an important differentiating factor for our customers. This belief is based on numerous conversations between our management and sales force, on the one hand, and our wholesale customers, on the other hand.

Intellectual Property

        Yankee Candle has obtained 39 U.S. trademark registrations, including Yankee® (for candles), Yankee Candle®, Housewarmer®, Country Kitchen®, Samplers®, Tarts®, Country Classics®, Kindle Candles® and Car Jars®, and has pending several additional trademark applications with respect to its products. We also register certain of our trademarks in various foreign countries. Trademark registrations allow us to use those trademarks on an exclusive basis in connection with our products. If we continue to use our trademarks and make all required filings and payments, these trademarks can continue in perpetuity. These registrations are in addition to various copyright registrations and patents held by us, and all trademark, copyright and other intellectual property rights of Yankee Candle under statutory and common law, including those rights relating to our distinctive "trade dress" and our manufacturing and design "know how."

        We believe that our trademarks and other intellectual property rights are valuable assets and we intend to maintain and renew our trademarks and their registrations and to vigorously defend them and all of our intellectual property rights against infringement.

Competition

        We compete generally for the disposable income of consumers with other producers in the giftware industry. The giftware industry is highly competitive with a large number of both large and small participants. Our products compete with other scented and unscented candle and personal care products and with other gifts within a comparable price range, like boxes of candy, flowers, wine, fine soap and related merchandise. Our competitors distribute their products through independent gift retailers, department stores, mass market stores and mail order houses and some of our competitors are part of large, diversified companies having greater financial resources and a wider range of product offerings than us.

        The candle market overall is highly fragmented. According to a recent Unity Marketing study, in 2002 approximately 89% of all candle companies had less than $5.0 million in total sales. In the premium scented candle segment of the market, in which we primarily compete, our competitors include Blyth Industries, Inc., as well as many smaller branded manufacturers and private label manufacturers. We are not aware of any recent consolidation in the candle market, nor do we anticipate that there will be any material consolidation based on our current knowledge and understanding of the market.

        Our retail stores compete primarily with specialty candle retailers and a variety of other retailers including department stores, gift stores and national specialty retailers that carry candles along with personal care items, giftware and houseware. In addition, while we focus primarily on the premium scented candle segment, candles are also sold outside of that segment by a variety of retailers including mass merchandisers.

        We believe that we are the leading premium scented candle company in the United States and the only major candle company that is vertically integrated with a strong combination of manufacturing, wholesale and retail operations. The principal bases of competition for candles and other comparably priced giftware include brand loyalty, quality, perceived value, design, product display, consumer appeal, service and price. We believe our competitive position is enhanced by a variety of factors, including our national premium brand image, vertically integrated and automated manufacturing and distribution operations, high quality reputation among consumers and retailers, distinctive retail stores, extensive wholesale distribution base, knowledgeable employees, effective display and product presentation, affordable pricing, highly efficient and automated manufacturing and distribution operations and strong and growing presence in both wholesale and retail segments.

Employees

        At December 28, 2002, we employed approximately 2,000 full-time employees and 1,500 part-time employees. We are not subject to any collective bargaining agreements and we believe that our relations with our employees are good. We also use between 1,800 and 2,000 seasonal and temporary workers to supplement our labor force during the peak selling season.

Legal Proceedings

        We are involved from time to time in ordinary routine legal proceedings relating to our business. We believe that none of these legal proceedings will have a material adverse impact on our results of operations, cash flow or financial condition.

Environmental Matters

        We are subject to various federal, state, local and foreign laws and regulations governing the generation, storage, use, emission, discharge, transportation and disposal of hazardous materials and the health and safety of our employees. In addition, we are subject to environmental laws which may require investigation and cleanup of any contamination at facilities we own or operate or at third party waste disposal sites we use. These laws could impose liability even if we did not know of, or were not responsible for, the contamination.

        We have in the past and will in the future incur costs to comply with environmental laws. We are not, however, currently aware of any costs or liabilities relating to environmental matters, including any claims or actions under environmental laws or obligations to perform any cleanups at any of our facilities or any third party waste disposal sites, that are expected to have a material adverse effect on our operations, cash flow or financial condition. It is possible, however, that material environmental costs or liabilities may arise in the future.

Facilities

        We own or lease several facilities located in Deerfield and Whately, Massachusetts, including those described in the table below:

Type Of Facility	Location	Size
Manufacturing	Whately, Mass.	294,000 sq.ft.
Distribution center (1)(2)	South Deerfield, Mass.	256,000 sq.ft.
Flagship retail store and restaurant (3)	South Deerfield, Mass.	90,000 sq.ft.
Corporate offices (1)(4)	South Deerfield, Mass.	75,000 sq.ft.
Distribution center	South Deerfield, Mass.	60,000 sq.ft.
Employee health and fitness center	South Deerfield, Mass.	12,000 sq.ft.

  Notes:

  (1)
  Leased facility.

  (2)
  We have the right under the lease to expand this facility from time to time. We believe that the facility has the capacity to be expanded by up to an additional 105,000 square feet.

  (3)
  This building includes an additional 11,000 square feet of office space.

  (4)
  We have the right under the lease to expand this facility from time to time. We believe that the facility has the capacity to be expanded by up to an additional 30,000 square feet.

        We also lease a 27,000 square foot distribution facility in Bristol, England.

        We believe these facilities are suitable and adequate and have sufficient capacity to meet our current needs.

        In addition to the foregoing facilities, and the retail satellite stores referenced below, we own various other properties in the Deerfield/Whately area, none of which are material to our operations. In connection with the consolidation of most of our administrative functions into our new corporate office building in 2001, in 2002 we sold a 6,600 square foot building and the land thereon and leased to various tenants substantial portions of a 48,000 square foot building in Deerfield and a 16,000 square foot building in Whately.

        Other than the South Deerfield flagship store and three smaller retail locations, we lease our retail stores. Initial store leases for mall locations typically range from eight to ten years. For non-mall locations, most leases are five years, with a five-year renewal option.

        Our retail stores were located in the following 42 states as of March 29, 2003:

	Store Count
State
	Mall	Non-Mall	Total
Alabama	1	—	1
Arizona	4	—	4
Arkansas	1	—	1
California	14	1	15
Colorado	4	1	5
Connecticut	7	2	9
Delaware	2	—	2
Florida	17	1	18
Georgia	8	1	9
Illinois	8	4	12
Indiana	6	1	7
Iowa	1	—	1
Kansas	1	1	2
Kentucky	2	2	4
Louisiana	1	—	1
Maine	1	2	3
Maryland	6	5	11
Massachusetts	12	11	23
Michigan	6	3	9
Minnesota	3	—	3
Mississippi	1	—	1
Missouri	3	—	3
Nebraska	1	1	2
Nevada	2	—	2
New Hampshire	2	1	3
New Jersey	7	—	7
New York	18	2	20
North Carolina	8	—	8
Ohio	11	1	12
Oklahoma	2	—	2
Pennsylvania	8	2	10
Rhode Island	1	3	4
South Carolina	3	2	5
South Dakota	1	—	1
Tennessee	4	—	4
Texas	7	3	10
Utah	—	1	1
Vermont	—	2	2
Virginia	5	1	6
Washington	2	—	2
West Virginia	2	—	2
Wisconsin	2	—	2

Total	195	54	249

MANAGEMENT

Directors and Executive Officers

        The following sets forth information regarding the executive officers and directors of Yankee Candle as of April 24, 2003:

Name	Age	Position
Craig W. Rydin	51	Chairman of the Board of Directors, President and Chief Executive Officer and Director (Class III)
Robert R. Spellman	55	Senior Vice President, Finance and Chief Financial Officer and Director (Class I)
Gail M. Flood	43	Senior Vice President, Retail
Paul J. Hill	48	Senior Vice President, Supply Chain
Harlan M. Kent	40	Senior Vice President, Wholesale
Martha S. LaCroix	37	Senior Vice President, Human Resources
James A. Perley	40	Vice President, General Counsel
Theodore J. Forstmann	63	Director (Class I)
Dale F. Frey	70	Director (Class II)
Sandra J. Horbach	42	Director (Class III)
Jamie C. Nicholls	36	Director (Class I)
Michael S. Ovitz	56	Director (Class I)
Ronald L. Sargent	47	Director (Class II)
Emily Y. Woods	41	Director (Class III)
Michael F. Hines	47	Director (Class II)

        Craig W. Rydin is the Chairman of the Board of Directors, a position to which he was appointed in February 2003, and has been a director since April 2001. Mr. Rydin joined Yankee Candle in April 2001 and serves as the President and Chief Executive Officer. Prior to joining Yankee Candle, Mr. Rydin was the President of the Away From Home food services division of Campbell Soup Company, a position he had held since 1998. From 1996 to 1998 Mr. Rydin served as the President of the Godiva Chocolates division of Campbell. Prior to Godiva, Mr. Rydin had held a number of senior management positions at Pepperidge Farm, Inc., also a part of Campbell.

        Robert R. Spellman has been a director of Yankee Candle since June 2002. Mr. Spellman is the Senior Vice President, Finance and Chief Financial Officer. Prior to joining Yankee Candle in November 1998, Mr. Spellman was Senior Vice President of Finance of Staples, Inc. from 1988 through 1994, and Chief Financial Officer of Star Markets Company, Inc. from 1994 through 1998.

        Gail M. Flood is the Senior Vice President, Retail. Ms. Flood joined Yankee Candle in 1982 as Retail Store Manager. Since 1988, she has been in charge of our retail operations. She was appointed Vice President of Retail Operations in July 1996, and promoted to her current position in November 1998.

        Paul J. Hill is the Senior Vice President, Supply Chain. Prior to joining Yankee Candle in October 2000, Mr. Hill was employed by Kraft Foods, Inc. from 1987 to 2000. At Kraft, Mr. Hill held various supply chain and strategy positions. His last assignment with Kraft, from 1997 to 2000, was as the Plant Manager at one of the largest plants in Kraft's system.

        Harlan M. Kent is the Senior Vice President, Wholesale. Prior to joining Yankee Candle in June 2001, Mr. Kent was Senior Vice President and General Manager of the Wholesale Division of Totes Isotoner Corporation from 1997 to 2001, and Vice President of Global Sales and Marketing for the Winchester Division of Olin Corporation from 1995 to 1997. Mr. Kent has also held a number of senior marketing and strategic planning positions at both the Campbell Soup Company and its Pepperidge Farm Division.

        Martha S. LaCroix is the Senior Vice President, Human Resources. Ms. LaCroix joined Yankee Candle in February 1993 as Director of Employee Relations and has since held various positions of increasing responsibility in the Human Resources Department. Ms. LaCroix was appointed Vice President, Human Resources in December 2000 and was promoted to her current position in 2003.

        James A. Perley is the Vice President, General Counsel. Prior to joining Yankee Candle in September 1999, Mr. Perley was Vice President and General Counsel of Star Markets Company, Inc., where he served from 1997 to 1999. From 1987 to 1997, Mr. Perley was a member of the Boston-based law firm of Hale and Dorr LLP, where he served as an Associate from 1987-1992 and as a Junior Partner from 1992-1997.

        Theodore J. Forstmann has been a director since April 1999. Mr. Forstmann has been a general partner of FLC XXIX Partnership, L.P., a general partner of Forstmann Little & Co., since he co-founded Forstmann Little & Co. in 1978. He also serves as a director of McLeodUSA Incorporated and Community Health Systems, Inc.

        Dale F. Frey has been a director since June 2001. Mr. Frey, now retired, served as Chairman of the Board and President of General Electric Investment Corp. from 1984 through 1997. He also served as Vice President and Treasurer of General Electric Company from 1980 to 1984 and again from 1986 to 1994. Mr. Frey is also a director of Praxair, Inc., Roadway Express Inc., Aftermarket Technology Corp., Community Health Systems, Inc., and McLeodUSA Incorporated.

        Sandra J. Horbach has been a director since May 1998. She has been a general partner of FLC XXIX Partnership, L.P., a general partner of Forstmann Little & Co., since 1993. She also serves as a director of Community Health Systems, Inc.

        Jamie C. Nicholls has been a director since June 2000. Ms. Nicholls has been a general partner of FLC XXIX Partnership, L.P., a general partner of Forstmann Little & Co., since January 2000. Ms. Nicholls joined Forstmann Little & Co. as an associate in 1995. Prior to joining Forstmann Little & Co., she was an associate in Goldman, Sachs & Co.'s principal investment area from 1993 to 1995.

        Michael S. Ovitz has been a director since April 1999. Mr. Ovitz is a Principal of CKE Associates, an entertainment management company. Prior to CKE Associates, Mr. Ovitz served as a Principal of Artists Management Group, a management/production/multi-media company which he co-founded in 1998. From October 1995 to December 1996, Mr. Ovitz was President of The Walt Disney Company. From 1975 to 1995, Mr. Ovitz served as Chairman of Creative Artists Agency, which he co-founded.

        Ronald L. Sargent has been a director since May 1999. Mr. Sargent is currently the Chief Executive Officer of Staples, Inc., after serving as President and Chief Operating Officer since November 1998. Prior to that time, he served in various capacities since joining Staples in March 1989, including President—North American Operations from October 1997 to November 1998, President—Staples Contract & Commercial from June 1994 to October 1997, and Vice President—Staples Direct and Executive Vice President—Contract & Commercial from September 1991 until June 1994. Mr. Sargent also serves as a director of Staples, Inc.

        Emily Y. Woods has been a director since April 1999. She is the co-founder and a member of the Board of Directors of J. Crew Group, Inc., an apparel company, where she has been employed since 1983.

        Michael F. Hines has been a director since February 2003. Mr. Hines is the Chief Financial Officer and Chief Administrative Officer of Dick's Sporting Goods, Inc. Prior to joining Dick's Sporting Goods in 1995, Mr. Hines served with Staples, Inc. from 1990-1995, most recently as Vice President, Finance. Prior to joining Staples, Mr. Hines spent twelve years in public accounting, the last eight years with Deloitte & Touche LLP from 1982 through 1990.

The Board of Directors

        Yankee Candle's By-Laws provide for a classified board of directors consisting of three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire board. The term of the Class I directors will terminate on the date of the 2003 annual meeting of stockholders; the term of the Class II directors will terminate on the date of the 2004 annual meeting of stockholders; and the term of the Class III directors will terminate on the date of the 2005 annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. A director may only be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors. Each of the Forstmann Little partnerships has a contractual right for so long as it owns any shares of Yankee Candle common stock to designate a nominee for election to our board of directors and we are obligated to solicit proxies in favor of such nominee and to use reasonable efforts to cause such person to be elected.

        Mr. Ovitz's term as a director expires at the 2003 annual meeting presently scheduled for June 11, 2003. He has requested that he not stand for re-election to another three-year term in order to devote more time to other endeavors. The Board of Directors is currently considering potential candidates to succeed Mr. Ovitz as a member of the Board.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information as of May 16, 2003 (unless otherwise indicated) regarding the beneficial ownership of Yankee Candle's common stock immediately prior to the completion of the offering, and as adjusted to reflect the sale of the shares of common stock pursuant to the offering. The table includes:

  •
  each person who is known to Yankee Candle to be the beneficial owner of more than 5% of the outstanding common stock;

  •
  each director and named executive officer of Yankee Candle;

  •
  all directors and executive officers of Yankee Candle as a group; and

  •
  the other selling stockholders participating in the offering.

        Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent their power may be shared with a spouse.

	Shares Beneficially Owned Prior to Offering (1)			Shares Beneficially Owned After Offering (1)
Name			Number of Shares Offered (1)
	Number	Percent		Number	Percent
5% Stockholders:
Forstmann Little & Co. Equity Partnership-V, L.P.(2)	13,143,000	24.2%	6,543,680	6,599,320	12.1%
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P.(2)	8,655,146	15.9	4,309,253	4,345,893	8.0
Chieftain Capital Management, Inc.(3)	5,540,944	10.2	0	5,540,944	10.2
Directors and Named Executive Officers:
Theodore J. Forstmann(2)	21,798,146	40.1	10,852,933	10,945,213	20.1
Sandra J. Horbach(2)	21,798,146	40.1	10,852,933	10,945,213	20.1
Jamie C. Nicholls(2)	0	0	0	0	0
Dale F. Frey(2)(4)	18,640	*	0	18,640	*
Michael F. Hines(5)	0	0	0	0	0
Craig W. Rydin(6)	271,880	*	0	271,880	*
Michael S. Ovitz(7)	90,369	*	0	90,369	*
Ronald L. Sargent(8)	67,689	*	0	67,689	*
Emily Y. Woods(9)	48,857	*	0	48,857	*
Gail M. Flood(10)	315,816	*	99,611	216,205	*
Paul J. Hill(11)	33,850	*	0	33,850	*
Robert R. Spellman	451,234	*	142,323	308,911	*
Harlan M. Kent(12)	35,000	*	0	35,000	*
All Directors and Executive Officers as a Group (15 persons)(13)	23,172,020	42.2%	11,097,564	12,074,456	22.0%
Additional Selling Stockholders:
Michael J. Kittredge(14)	2,242,021	4.1%	1,116,265	1,125,756	2.1%
Harry J. Flood(15)	157,908	*	49,806	108,102	*
Michael D. Parry(16)	147,859	*	73,617	74,242	*
16 additional selling stockholders, each of whom is selling less than 29,458 shares in the offering and all of whom together beneficially own less than 1% of the outstanding common stock prior to the offering	326,887	*	162,748	164,139	*

*
The percentage of shares of common stock beneficially owned does not exceed one percent of the outstanding shares of common stock. As of May 16, 2003, there were 54,366,960 shares of common stock outstanding. There will be 54,466,738 shares of common stock outstanding immediately after the offering.

(1)
For purposes of this table, information as to the shares of common stock assumes that the underwriters' over-allotment option is not exercised. In addition, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when the person has the right to acquire them within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which the person has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Each selling stockholder other than the Forstmann Little partnerships has the right to participate with the Forstmann Little partnerships in the offering and may participate in the offering with respect to their options regardless of whether they beneficially own the shares subject to the options for purposes of this table.

(2)
The general partner of Forstmann Little & Co. Equity Partnership-V, L.P., a Delaware limited partnership ("Equity-V"), is FLC XXX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins are general partners. The general partner of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., a Delaware limited partnership ("MBO-VI"), is FLC XXIX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes are general partners. Accordingly, each of the individuals named above, other than Mr. Lister, with respect to MBO-VI, and Ms. Nicholls and Mr. Holmes, with respect to Equity-V and MBO-VI, for the reasons described below, may be deemed the beneficial owners of shares owned by MBO-VI and Equity-V and, for purposes of this table, beneficial ownership is included. Mr. Lister, with respect to MBO-VI, and Ms. Nicholls and Mr. Holmes, with respect to Equity-V and MBO-VI, do not have any voting or investment power with respect to, or any economic interest in, the shares of common stock held by MBO-VI or Equity-V; and, accordingly, Mr. Lister, Ms. Nicholls and Mr. Holmes are not deemed to be the beneficial owners of these shares. Mr. Frey is a member of the Forstmann Little Advisory Board and, as such, has an economic interest in the Forstmann Little partnerships. FLC XXX Partnership is a limited partner of Equity-V. None of the other limited partners in each of MBO-VI and Equity-V is otherwise affiliated with Yankee Candle, or Forstmann Little & Co. The address of Equity-V and MBO-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153. The address for Mr. Theodore J. Forstmann, Ms. Sandra J. Horbach, Messrs. Thomas H. Lister, Winston W. Hutchins and Gordon A. Holmes, and Ms. Jamie C. Nicholls is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

(3)
The information is based solely on a Schedule 13G, dated February 12, 2003, filed with the Securities and Exchange Commission by Chieftain Capital Management, Inc. Chieftain has investment discretion with respect to the shares of common stock listed. Chieftain's clients and principals are the direct owners of these securities, and Chieftain does not have any economic interest in these securities. These clients and principals have the sole right to receive dividends from, and the proceeds from the sale of, these securities. No such client has an interest that relates to more than 5% of the class. The address of Chieftain is 12 East 49th Street, New York, New York 10017.

(4)
Includes 6,666 shares subject to options. In addition, Mr. Frey, although not a general partner of Equity-V, may be deemed to be the beneficial owner of (i) 9,978 shares owned by Equity-V and (ii) 1,996 shares by virtue of compensation arrangements relating to his service as a member of the Forstmann Little Advisory Board, and for purposes of this table beneficial ownership of such shares is included.

(5)
Mr. Hines was elected to the Board of Directors in February 2003.

(6)
Includes 21,880 shares of restricted common stock and 250,000 shares subject to options.

(7)
Includes 40,479 shares subject to options. In addition, although not a general partner of Equity-V, Mr. Ovitz may be deemed a beneficial owner of 49,890 shares owned by Equity-V and, for purposes of this table, beneficial ownership of such shares is included.

(8)
Includes 62,189 shares subject to options.

(9)
Represents 48,857 shares subject to options.

(10)
Does not include 157,908 shares owned by Mr. Harry Flood, Ms. Gail Flood's husband.

(11)
Includes 33,750 shares subject to options.

(12)
Represents 35,000 shares subject to options.

(13)
Includes 514,397 shares subject to options prior to the offering and 511,700 shares after the offering.

(14)
Mr. Kittredge is currently Chairman Emeritus and was a director of Yankee Candle until February 2003.

(15)
Does not include 315,816 shares owned by Ms. Gail Flood, Mr. Harry Flood's wife.

(16)
Mr. Parry was President and Chief Executive Officer of Yankee Candle until March 31, 2001.

DESCRIPTION OF CAPITAL STOCK

Overview

        Yankee Candle's authorized capital stock consists of 300,000,000 shares of common stock, $.01 par value per share, and 100,000,000 shares of preferred stock, $.01 par value per share.

        As of May 16, 2003, there were 54,366,960 shares of common stock outstanding and no shares of preferred stock outstanding. After the closing of the offering, there will be 54,466,738 shares of common stock outstanding.

        After the closing of the offering, the Forstmann Little partnerships will beneficially own approximately 20% of the outstanding common stock on a fully diluted basis and together will have significant influence on:

  •
  the election of our entire board of directors;

  •
  the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of Yankee Candle's assets; and

  •
  our management and policies.

        The Forstmann Little partnerships may also be able to prevent or cause a change in control of Yankee Candle. In addition, they may be able to influence any amendment of Yankee Candle's Articles of Organization and By-Laws.

        The Forstmann Little partnerships have a contractual right to nominate two directors until such time as they no longer own any shares of Yankee Candle common stock and we are obligated to solicit proxies in favor of these nominees and to use reasonable efforts to cause these persons to be elected.

        The following summary contains material information relating to provisions of Massachusetts law and Yankee Candle's Articles of Organization and By-Laws.

Common Stock

        Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably the dividends, if any, as may be declared by the board of directors out of legally available funds. Upon the liquidation, dissolution or winding-up of Yankee Candle, holders of common stock are entitled to receive ratably the net assets of Yankee Candle available for distribution after the payment of all liabilities of Yankee Candle and the payment of any required amounts to the holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares sold in the offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that Yankee Candle may designate and issue in the future.

Preferred Stock

        The board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 100,000,000 shares of preferred stock, and to issue shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

        The purpose of authorizing the board of directors to establish preferred stock is to eliminate delays associated with a stockholders vote on the creation of a particular class or series of preferred stock. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of Yankee Candle at a price which many stockholders find attractive. These provisions could also make it more difficult for stockholders of Yankee Candle to effect corporate actions, including the election of directors. Yankee Candle has no present plans to issue any shares of preferred stock.

Articles of Organization, By-Laws and Massachusetts Law

        Yankee Candle's Articles of Organization and By-Laws and Massachusetts law contain specific provisions that could be deemed to have anti-takeover effects that discourage, delay or prevent an acquisition of Yankee Candle and make it more difficult for stockholders of Yankee Candle to effect corporate actions, including the election of directors.

        Massachusetts law provides that stockholders may take action without a meeting only by the unanimous written consent of all stockholders entitled to vote. Yankee Candle's By-Laws require Yankee Candle to call a special meeting of stockholders only at the request of stockholders holding at least 50% of the outstanding voting stock of Yankee Candle, or a lesser percentage as may be required by law. Any stockholder who wishes to solicit requests to call a special meeting must comply with the procedures specified in the By-Laws.

        Yankee Candle's By-Laws provide that nominations for directors may not be made by stockholders at any annual or special meeting of stockholders unless the stockholder intending to make a nomination notifies Yankee Candle of the nomination a specific number of days in advance of the meeting and furnishes to Yankee Candle detailed information regarding the stockholder and the intended nominee. The By-Laws also require advance notice of any proposal to be brought by a stockholder before any annual or special meeting of stockholders and the provision of detailed information to Yankee Candle regarding the stockholder and the proposal.

        Yankee Candle is subject to the provisions of Section 50A of Chapter 156B of the Massachusetts General Laws, which requires that Yankee Candle have a classified, also called staggered, board of directors. This statute requires that the classified board consist of three classes, as nearly equal in size as possible, and provides that directors may be removed only for cause, as defined in the statute. Yankee Candle's By-Laws contain provisions that implement a classified board of directors. See "Management—The Board of Directors."

        Yankee Candle is subject to the provisions of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits Yankee Candle from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

  •
  prior to that date, the board of directors approved either the business combination or the transaction in which the person became an interested stockholder;

  •
  the interested stockholder acquires, in the transaction in which that person becomes an interested stockholder, at least 90% of the outstanding voting stock of Yankee Candle, excluding shares held by affiliates and employee benefit plans of Yankee Candle; or

  •
  the business combination is approved by the board of directors and by the holders of two-thirds of the outstanding voting stock of Yankee Candle, excluding shares held by the interested stockholder, voting at a meeting.

        In general, an "interested stockholder" is a person who owns 5%, 15% in the case of a person eligible to file a Schedule 13G under the Securities Exchange Act of 1934 with respect to those shares, or more of the outstanding voting stock of Yankee Candle; or who is an affiliate or associate of Yankee Candle and was the owner of 5%, 15% in the case of a person eligible to file a Schedule 13G, or more of the outstanding voting stock within the prior three years. A "business combination" generally includes a merger, consolidation, stock or asset sale, and any other transaction with the interested stockholder resulting in a financial benefit, except proportionately as a stockholder of Yankee Candle, to the interested stockholder. Yankee Candle may at any time amend its Articles of Organization or By-Laws, by a vote of the holders of a majority of its voting stock, to elect not to be governed by Chapter 110F. An amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder prior to the date of the amendment.

        Yankee Candle's By-Laws include a provision that excludes Yankee Candle from the applicability of Chapter 110D of the Massachusetts General Laws. In general, this statute provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the disinterested stockholders of the corporation so authorize. In addition, the statute permits a corporation to provide in its Articles of Organization or By-Laws that the corporation may redeem for fair value all of the shares acquired in a control share acquisition if the interested stockholder does not deliver a control share acquisition statement or if the interested stockholder delivers a control share acquisition statement but the stockholders of the corporation do not authorize voting rights for those shares. The board of directors may amend the By-Laws at any time to subject Yankee Candle to this statute prospectively.

        Yankee Candle's Articles of Organization provide that transactions involving the sale, lease or exchange of all or substantially all of Yankee Candle's assets and the merger or consolidation of Yankee Candle with another corporation may be authorized by vote of the holders of a majority of the outstanding voting stock, or if there are two or more classes of voting stock, by a majority of each class, rather than by two-thirds as is otherwise provided by Massachusetts law.

        Yankee Candle's Articles of Organization provide that no director of Yankee Candle shall be personally liable for monetary damages to Yankee Candle or to its stockholders for a breach of fiduciary duty as a director. This provision does not eliminate or limit liability:

  •
  for any breach of the director's duty of loyalty to Yankee Candle or its stockholders,

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  •
  under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws, dealing with liability for unauthorized distributions and loans to corporate insiders, or

  •
  for any transaction from which the director derived an improper personal benefit.

        Yankee Candle's Articles of Organization also provide for the indemnification of Yankee Candle's directors and officers to the fullest extent permitted by Massachusetts law, including under circumstances in which indemnification would otherwise be discretionary. In addition, Yankee Candle has entered into indemnity agreements with each of its directors and officers providing similar benefits.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Rule 144 Securities

        Upon the completion of the offering, Yankee Candle will have 54,466,738 shares of common stock outstanding. The 12,074,456 shares of common stock beneficially owned by the Forstmann Little partnerships and Yankee Candle's directors and officers after the offering will be "restricted" securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions pursuant to Rule 144 or Rule 144A under the Securities Act.

        In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately the number of shares outstanding immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions and notice requirements and to the availability of current public information about Yankee Candle.

        Under Rule 144(k), a person who is not deemed to have been one of Yankee Candle's "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of the offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of Yankee Candle's common stock after the offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

        Each of Yankee Candle, the selling stockholders and our directors and executive officers has agreed that, without the prior written consent of Credit Suisse First Boston LLC on behalf of the underwriters, it will not, during the period ended 90 days after the date of this prospectus, sell shares of common stock or take related actions, subject to limited exceptions, all as described under "Underwriting."

Registration Rights

        Yankee Candle and the Forstmann Little partnerships have entered into a registration rights agreement, pursuant to which Yankee Candle has granted to the Forstmann Little partnerships six demand rights to cause Yankee Candle to file a registration statement under the Securities Act covering resales of all shares of common stock held by the Forstmann Little partnerships, and to cause the registration statement to become effective. The Forstmann Little partnerships used one demand right in connection with the offering. The registration rights agreement also grants "piggyback" registration rights permitting the Forstmann Little partnerships to include its registrable securities in a registration of securities by Yankee Candle. Under the agreement, Yankee Candle will pay the expenses of these registrations.

        In addition, pursuant to the stockholder's and subscription agreements, Yankee Candle has granted "piggyback" registration rights to all of its employees and directors who have purchased shares of common stock and/or that have been awarded options to purchase shares of common stock prior to our 1999 initial public offering. These registration rights are exercisable only upon registration by Yankee Candle of shares of common stock held by the Forstmann Little partnerships. The holders of common stock entitled to these registration rights are entitled to notice of any proposal to register shares held by the Forstmann Little partnerships and to include their shares in Yankee Candle's registration. Yankee Candle will pay the expenses of these piggyback registrations.

UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

        This discussion does not consider:

  •
  U.S. state or local or non-U.S. tax consequences;

  •
  all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of Section 1221 of the Code. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

        We do not anticipate paying dividends on our common stock in the foreseeable future. See "Price Range of Common Stock and Dividend Policy." In the event, however, that we make cash distributions on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

        Dividends paid to non-U.S. holders that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends paid to non-U.S. holders that are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

        A non-U.S. holder that claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. federal income tax law and the certification requirements applicable to it.

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service in a timely manner.

Gain on disposition of common stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, actually or constructively, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal estate tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding tax

        Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide an Internal Revenue Service ("IRS") Form W-8BEN certifying that you are a non-U.S. holder or you otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption. We and other payors are required to report payments of dividends on your common stock on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your common stock through a non-U.S. office of a broker that:

  •
  is a U.S. person;

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for U.S. tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

  •
  the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide an IRS Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the IRS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated May 19, 2003, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC	4,750,000
J.P. Morgan Securities Inc.	3,562,500
Goldman, Sachs & Co.	1,781,250
Morgan Stanley & Co. Incorporated	1,781,250
Deutsche Bank Securities Inc.	156,250
Invemed Associates LLC	156,250
Scotia Capital (USA) Inc.	156,250
Wachovia Securities, Inc.	156,250

Total	12,500,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,875,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.54 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by the selling stockholders	$0.90	$0.90	$11,250,000	$12,937,500
Expenses payable by us	$0.06	$0.05	$760,000	$760,000

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus.

        Our executive officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus.

        The restrictions described in the previous two paragraphs do not apply to:

  •
  the sale of the shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus;

  •
  the granting of stock options and/or restricted stock units pursuant to our existing employee benefit plans and to directors in connection with their initial appointment to the board of directors, provided that these options, other than director options, do not become exercisable and these units do not vest during the 90-day period; and

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market or other transactions after the completion of the offering.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

        Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for Yankee Candle by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters related to the offering will be passed upon for Yankee Candle by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters related to the offering will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson has in the past provided, and may continue to provide, legal services to Forstmann Little & Co. and its affiliates.

EXPERTS

        The consolidated financial statements of The Yankee Candle Company, Inc. as of December 29, 2001 and December 28, 2002 and for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 included in and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Yankee Candle is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy and information statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also access filed documents at the SEC's web site at www.sec.gov.

        We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act. The registration statement contains additional information about Yankee Candle and the securities. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at prescribed rates at the locations above.

        The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed, or may file, with the SEC:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 28, 2002, filed with the SEC on March 27, 2003 ("Annual Report");

  •
  Our Form 10-K/A amending our Annual Report, filed with the SEC on May 5, 2003;

  •
  Our Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2003, filed with the SEC on May 9, 2003;

  •
  The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 21, 1999, as amended; and

  •
  All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial filing of the registration statement relating to this prospectus and before the termination of this offering (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the SEC).

        A statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

        You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

The Yankee Candle Company, Inc.
16 Yankee Candle Way
South Deerfield, Massachusetts 01373
(413) 665-8306

        You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

        Our logo and the titles of our products mentioned in this prospectus are our trademarks.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report	F-2
Consolidated Balance Sheets as of December 29, 2001 and December 28, 2002	F-3
Consolidated Statements of Operations for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002	F-4
Consolidated Statements of Stockholders' Equity for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002	F-5
Consolidated Statements of Cash Flows for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002	F-6
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Balance Sheet as of March 29, 2003	F-22
Unaudited Condensed Consolidated Statements of Operations for the thirteen weeks ended March 30, 2002 and March 29, 2003	F-23
Unaudited Condensed Consolidated Statements of Cash Flows for the thirteen weeks ended March 30, 2002 and March 29, 2003	F-24
Notes to Unaudited Condensed Consolidated Financial Statements	F-25

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Yankee Candle Company, Inc.
South Deerfield, Massachusetts 01373

        We have audited the accompanying consolidated balance sheets of The Yankee Candle Company, Inc. and subsidiaries (the "Company") as of December 29, 2001 and December 28, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Yankee Candle Company, Inc. and subsidiaries as of December 29, 2001 and December 28, 2002 and the results of their operations and their cash flows for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 11, 2003

THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 29, 2001	December 28, 2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,531	$43,689
Accounts receivable less allowance of $325 at December 29, 2001 and December 28, 2002	23,141	25,356
Inventory	23,680	34,529
Prepaid expenses and other current assets	4,340	6,584
Deferred tax assets	3,544	2,434

Total current assets	85,236	112,592
PROPERTY, PLANT AND EQUIPMENT—NET	103,975	111,761
MARKETABLE SECURITIES	961	955
CLASSIC VEHICLES	351	20
DEFERRED FINANCING COSTS	2,815	1,701
DEFERRED TAX ASSETS	127,029	113,144
OTHER ASSETS	917	470

TOTAL ASSETS	$321,284	$340,643

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$19,044	$20,601
Accrued interest	125	131
Accrued payroll	9,170	12,335
Accrued income taxes	14,462	18,014
Other accrued liabilities	12,242	12,329
Current portion of long-term debt	31,500	32,000

Total current liabilities	86,543	95,410
DEFERRED COMPENSATION OBLIGATION	1,055	901
LONG-TERM DEBT—Less current portion	83,500	28,600
DEFERRED RENT	2,082	2,820
COMMITMENTS AND CONTINGENCIES (Notes 11 and 13)
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value; 300,000 shares authorized; 104,061 and 104,188 issued at December 29, 2001 and December 28, 2002, respectively; 54,211 and 54,359 shares outstanding at December 29, 2001 and December 28, 2002, respectively	1,041	1,042
Additional paid-in capital	224,850	224,815
Treasury stock	(213,752)	(213,883)
Retained earnings	137,025	201,004
Unearned stock compensation	(522)	(88)
Accumulated other comprehensive loss	(538)	22

Total stockholders' equity	148,104	212,912

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$321,284	$340,643

See notes to consolidated financial statements.

THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Fifty-two weeks ended
	December 30, 2000	December 29, 2001	December 28, 2002
SALES	$338,805	$379,831	$444,842
COST OF SALES	153,667	174,107	194,748

GROSS PROFIT	185,138	205,724	250,094

OPERATING EXPENSES:
Selling expenses	64,464	77,348	96,714
General and administrative expenses	31,576	38,515	43,549
Restructuring charge	—	8,000	—

Total operating expenses	96,040	123,863	140,263

INCOME FROM OPERATIONS	89,098	81,861	109,831

OTHER (INCOME) EXPENSE:
Interest income	(235)	(72)	(23)
Interest expense	16,900	10,596	4,858
Other (income) expense	(165)	378	(420)

Total other expense	16,500	10,902	4,415

INCOME BEFORE PROVISION FOR INCOME TAXES	72,598	70,959	105,416
PROVISION FOR INCOME TAXES	29,039	27,674	41,437

NET INCOME	$43,559	$43,285	$63,979

BASIC EARNINGS PER SHARE	$0.82	$0.81	$1.19

DILUTED EARNINGS PER SHARE	$0.80	$0.79	$1.17

WEGHTED-AVERAGE BASIC SHARES OUTSTANDING	52,900	53,537	53,896

WEIGHTED-AVERAGE DILUTED SHARES OUTSTANDING	54,663	54,643	54,686

See notes to consolidated financial statements.

YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FIFTY-TWO WEEKS ENDED DECEMBER 30, 2000, DECEMBER 29, 2001 AND DECEMBER 28, 2002
(in thousands)

	Common Stock							Accumulated Other Comprehensive Loss
			Additional Paid in Capital	Treasury Stock	Retained Earnings	Capital Subscription Receivable	Unearned Stock Compensation		Comprehensive Income
	Shares	Amount								Total
BALANCE, JANUARY 1, 2000	104,059	$1,041	$224,483	$(212,988)	$50,181	$—	$(1,235)	$(47)		$61,435
Amortization of unearned stock compensation	—	—	—	—	—	—	604	—	—	604
Additional expenses relative to 1999 issuance of common stock	—	—	(102)	—	—	—	—	—	—	(102)
Comprehensive income (loss):
Net income	—	—	—	—	43,559	—	—	—	43,559	43,559
Foreign currency translation loss	—	—	—	—	—	—	—	(329)	(329)	(329)
Comprehensive income	—	—	—	—	—	—	—	—	$43,230	—

BALANCE, DECEMBER 30, 2000	104,059	1,041	224,381	(212,988)	93,740	—	(631)	(376)		105,167
Redemption of common stock	—	—	—	(764)	—	—	—	—	—	(764)
Issuance of common stock on option exercises	2	—	8	—	—	—	—	—	—	8
Unearned stock compensation	—	—	461	—	—	—	(461)	—	—	—
Amortization of unearned stock compensation	—	—	—	—	—	—	570	—	—	570
Comprehensive income (loss):
Net income	—	—	—	—	43,285	—	—	—	43,285	43,285
Foreign currency translation loss	—	—	—	—	—	—	—	(162)	(162)	(162)

Comprehensive income	—	—	—	—	—	—	—	—	$43,123	—

BALANCE, DECEMBER 29, 2001	104,061	1,041	224,850	(213,752)	137,025	—	(522)	(538)		148,104
Issuance of common stock and option exercises	127	1	1,307	(131)	—	—	—	—	—	1,177
Costs of 2002 issuance of common stock	—	—	(1,342)	—	—	—	—	—	—	(1,342)
Amortization of unearned stock compensation	—	—	—	—	—	—	434	—	—	434
Comprehensive income:
Net income	—	—	—	—	63,979	—	—	—	63,979	63,979
Foreign currency translation	—	—	—	—	—	—	—	560	560	560

Comprehensive income	—	—	—	—	—	—	—	—	$64,539	—

BALANCE, DECEMBER 28, 2002	104,188	$1,042	$224,815	$(213,883)	$201,004	$—	$(88)	$22		$212,912

See notes to consolidated financial statements.

THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fifty-two weeks ended
	December 30, 2000	December 29, 2001	December 28, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$43,559	$43,285	$63,979
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	10,762	14,347	17,347
Impairment	—	2,324	—
Unrealized loss on marketable securities	79	47	135
Non-cash stock compensation	604	570	434
Deferred taxes	11,013	10,515	14,995
Loss (gain) on disposal of fixed assets and classic vehicles	(123)	519	567
Changes in assets and liabilities
Accounts receivable, net	(4,766)	(5,240)	(2,029)
Inventory	(13,254)	11,276	(10,564)
Prepaid expenses and other assets	(2,287)	275	(1,956)
Accounts payable	1,495	2,917	1,540
Accrued expenses and other liabilities	10,228	6,127	7,367

Net cash from operating activities	57,310	86,962	91,815

CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(37,122)	(26,844)	(25,867)
Proceeds from sale of property and equipment	—	352	1,842
Investments in marketable securities	(335)	(191)	(391)
Proceeds from sale of marketable securities	—	255	263
Net cash used in investing activities	(37,457)	(26,428)	(24,153)

CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:
Payments for redemption of common stock	—	(764)	—
Net (costs) proceeds from issuance of common stock & other	—	8	(165)
Net (repayments) borrowings under bank credit agreements	60	—	—
Proceeds from the sale of common stock in 1999 (net of fees and expenses)	(102)	—	—
Principal payments on long-term debt	(30,000)	(42,500)	(54,434)

Net cash used in financing activities	(30,042)	(43,256)	(54,599)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(83)	(44)	95
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(10,272)	17,234	13,158
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	23,569	13,297	30,531

CASH AND CASH EQUIVALENTS, END OF YEAR	$13,297	$30,531	$43,689

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$16,786	$12,029	$3,444

Income taxes	$11,656	$14,703	$22,181

Purchase of equipment by assumption of capital lease and lease incentives	$802	$—	$172

See notes to consolidated financial statements.

THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIFTY-TWO WEEKS ENDED DECEMBER 30, 2000,
DECEMBER 29, 2001 AND DECEMBER 28, 2002
(in thousands, except share and per share amounts)

1. NATURE OF BUSINESS

        The Yankee Candle Company, Inc. and subsidiaries ("Yankee Candle" or "the Company") is the leading designer, manufacturer and branded marketer of premium scented candles in the giftware industry. The Company has a 33-year history of offering its distinctive products and marketing them as affordable luxuries and consumable gifts. Yankee Candle products are available in approximately 190 fragrances and include a wide variety of jar candles, Samplers® votive candles, Tarts® wax potpourri, pillars and other candle products, all marketed under the Yankee Candle® brand. The Company also sells a wide range of coordinated candle accessories and branded fragranced non-candle products including Yankee Candle Car Jars® air fresheners, Yankee Candle™ Bath personal care products and various Yankee Candle® branded home fragrancing products including potpourri, sachets, aerosol room sprays and fabric freshener sprays. The Company sells its products through several channels including wholesale customers who operate over 14,000 stores in North America, 239 Company-owned and operated retail stores in 42 states as of December 28, 2002, direct mail catalogs, its Internet website (www.yankeecandle.com), international distributors and its distribution center located in the United Kingdom.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION—The fiscal year is the 52 or 53 weeks ending the Saturday closest to December 31. All years presented are 52 weeks in length. In some instances, the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 are referred to as fiscal 2000, fiscal 2001 and fiscal 2002, respectively.

        PRINCIPLES OF CONSOLIDATION—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

        ACCOUNTING ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        REVENUE RECOGNITION—The Company sells its products directly to retail customers and through wholesale channels. Revenue from the sale of merchandise to retail customers is recognized at the time of sale while revenue from wholesale customers is recognized when shipped. The Company believes that these are the times when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price is fixed and collectibility is reasonably assured. Revenue is recognized net of any applicable discounts and allowances. Customers, be they retail or wholesale, do have the right to return product in certain limited situations. Such right of returns have not precluded revenue recognition because the Company has a long history with such returns on which it constructs a reserve.

        The Company has sold gift certificates in prior years and currently sells gift cards. At the point of sale of gift certificates and gift cards, the Company records a deferred liability. Revenue is recorded upon the redemption of the certificates and gift cards.

        CASH AND CASH EQUIVALENTS—The Company considers all short-term interest-bearing investments with original maturities of three months or less to be cash equivalents. Such investments are classified by the Company as "held to maturity" securities under the provisions of Statement of Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are stated at cost, adjusted for amortization of discounts and premiums to maturity.

        MARKETABLE SECURITIES—The Company classifies the marketable securities held in its deferred compensation plan as "trading" securities under SFAS No. 115. In accordance with the provisions of this statement, the investment balance is stated at fair market value, based on quoted market prices. Unrealized gains and losses are reflected in earnings; realized gains and losses are computed using the specific-identification method. As the assets held in the deferred compensation plan reflect amounts due to employees, but available for general creditors of the Company in the event the Company becomes insolvent, the Company has recorded the investment balance as a noncurrent asset and has established a corresponding other long-term liability entitled "deferred compensation obligation" on the balance sheet.

        The marketable securities held in this plan consist of investments in mutual funds at December 29, 2001 and December 28, 2002. Unrealized gains (losses) included in earnings during the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 were $(79), $(58) and $(171), respectively. Gains of $0, $11 and $36 were realized during the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

        INVENTORIES—Inventories are stated at the lower of cost or market on a last-in, first-out ("LIFO") basis. In fiscal 2001, the liquidation of certain LIFO layers decreased cost of sales by $171. There were no such liquidations in either fiscal 2002 or fiscal 2000. Inventory quantities on hand are regularly reviewed, and where necessary provisions for excess and obsolete inventory are recorded based primarily on the Company's forecast of product demand and production requirements.

        PROPERTY, PLANT AND EQUIPMENT—Property, plant and equipment are stated at cost and are depreciated on the straight-line method based on the estimated useful lives of the various assets. The estimated useful lives are as follows:

Buildings and improvements	5 to 40 years
Computer equipment	2 to 5 years
Furniture and fixtures	5 to 10 years
Equipment	10 years
Vehicles	5 years

        Leasehold improvements are amortized using the straight-line method over the lesser of the estimated life of the improvement or the remaining life of the lease. Expenditures for normal maintenance and repairs are charged to expense as incurred.

        DEFERRED FINANCING COSTS—The Company amortizes deferred financing costs using the effective-interest method over the life of the related debt. Accumulated amortization was $3,253 and $4,367 at December 29, 2001 and December 28, 2002, respectively.

        TRADEMARKS—Trademarks are recorded at cost and amortized over 15 years. Cost of trademarks, included in other assets at December 29, 2001 and December 28, 2002, was $231.

Accumulated amortization was $116 and $132, at December 29, 2001 and December 28, 2002, respectively.

        CLASSIC VEHICLES—Prior to 1998, the Company had invested in certain vehicles, which were displayed in its car museum. These vehicles are stated at cost, with no provision for depreciation, since their useful lives were indeterminable. During the year ended December 29, 2001, the Company closed the car museum and began the process of selling the classic vehicles. The vehicles that were sold in fiscal 2001 resulted in a loss of $82. The Company recorded an impairment charge of $200 to reduce the carrying value of the remaining vehicles to the estimated net realizable value at December 29, 2001. The vehicles that were sold in fiscal 2002 resulted in a loss of $43. During the year ended December 30, 2000, there were no adjustments to the carrying value of these vehicles.

        ADVERTISING—The Company expenses the costs of advertising, including cooperative funds provided to customers, as they are incurred. Advertising expense was $4,448, $4,869 and $7,745 for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

        IMPAIRMENT ACCOUNTING—The Company reviews the recoverability of its long-lived assets (property, plant and equipment, classic vehicles and trademarks) when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. This review is based on the Company's ability to recover the carrying value of the assets from expected undiscounted future cash flows. If an impairment is indicated, the Company measures the loss based on the fair value of the asset using various valuation techniques. If an impairment loss exists, the amount of the loss will be recorded in the consolidated statements of operations. It is possible that future events or circumstances could cause these estimates to change.

        STOCK BASED COMPENSATION—The Company accounts for employee options or share awards under the intrinsic-value method prescribed by Accounting Principles Board ("APB") Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. SFAS No. 123 establishes a fair value based method of accounting for stock-based employee compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under SFAS No. 123, the Company's net income and net income per share would have decreased as reflected in the following proforma amounts. See Note 12 for the weighted average assumptions used to compute the proforma results.

        Compensation cost is recognized on an accelerated basis as set forth in Interpretation 28.

	December 30, 2000	December 29, 2001	December 28, 2002
Net income, as reported	$43,559	$43,285	$63,979
Deduct: Total stock based employee compensation expense determined under fair value based method(See Note 12) for all awards, net of related tax effects	514	1,423	1,466

Pro forma net income	$43,045	$41,862	$62,513

Earnings per share:
Basic-as reported	$0.82	$0.81	$1.19
Basic-pro forma	$0.81	$0.78	$1.16
Diluted-as reported	$0.80	$0.79	$1.17
Diluted-pro forma	$0.79	$0.77	$1.14

        INCOME TAXES—The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using expected tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The provision for income taxes in the consolidated statements of operations is the actual computed tax obligation or receivable for the period, plus or minus the change during the period in deferred income tax assets and liabilities.

        FAIR VALUE OF FINANCIAL INSTRUMENTS—At December 28, 2002, the estimated fair values of all financial instruments approximate their carrying amounts in the consolidated balance sheets due to (i) the short-term maturity of certain instruments or (ii) the variable interest rate associated with certain instruments which have the effect of repricing such instruments regularly.

        EARNINGS PER SHARE—SFAS No. 128, "Earnings Per Share," requires two presentations of earnings per share, "basic" and "diluted". Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. The denominator in the calculation is based on the following weighted-average number of common shares:

	December 30, 2000	December 29, 2001	December 28, 2002
Basic	52,900,000	53,537,000	53,896,000
Add:
Contingently returnable shares	1,581,000	795,000	420,000
Shares issuable pursuant to option grants	182,000	311,000	370,000

Diluted	54,663,000	54,643,000	54,686,000

        At December 29, 2001 and December 28, 2002, approximately 79,000 and 554,000 shares issuable pursuant to option grants were excluded from the computation of diluted earnings per share due to the anti-dilutive effect, respectively.

        FOREIGN OPERATIONS—Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate on the balance sheet date. The results of foreign subsidiary operations are translated using average rates of exchange during each reporting period. Gains and losses upon translation are deferred and reported as a component of other comprehensive income. Foreign currency transaction gains or losses are recorded directly in the statements of operations.

        COMPREHENSIVE INCOME—Comprehensive income includes all changes in equity during the period except those resulting from transactions with owners of the Company. It has two components: net income and other comprehensive income. Accumulated other comprehensive income reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments. Comprehensive income, net of related tax effects (where applicable), is detailed in the consolidated statements of stockholders' equity.

        NEWLY ISSUED ACCOUNTING STANDARDS—In July 2002, SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" was issued. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. It is to be implemented for restructuring or disposal activities occurring after December 31, 2001. The Company's fiscal 2001 restructuring activities, as described in Note 7, occurred prior to the effective date of SFAS No. 146 and were therefore accounted for under previously promulgated accounting guidance then in effect—specifically, EITF Consensus No. 94-3 "Liability Recognition for certain Employee Termination Benefits and Other Costs to Exit an Activity."

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard is effective for financial statements for fiscal years ending after December 15, 2002. The disclosure requirements of SFAS No. 148 have been implemented and the interim disclosure reporting requirements will be adopted by the Company in the first interim period in 2003.

        The Company has two stock based compensation plans described more fully in Note 12. The Company accounts for these plans under the recognition and measurement principles of APB 25.

        PRIOR—YEAR RECLASSIFICATIONS—Certain prior year amounts have been reclassified to conform to the current year presentation.

3. INVENTORIES

        The components of inventory were as follows:

	December 29, 2001	December 28, 2002
Finished goods	$18,243	$30,273
Work-in-process	275	641
Raw materials and packaging	5,765	4,287

	24,283	35,201
Less LIFO adjustment	(603)	(672)

	$23,680	$34,529

4. PROPERTY, PLANT AND EQUIPMENT

        The components of property, plant and equipment were as follows:

	December 29, 2001	December 28, 2002
Land and improvements	$4,780	$5,039
Buildings and improvements	61,228	69,502
Computer equipment	22,646	28,182
Furniture and fixtures	23,951	29,430
Equipment	26,051	28,993
Vehicles	890	849
Construction in progress	4,051	4,689

Total	143,597	166,684
Less: accumulated depreciation and amortization	(39,622)	(54,923)

	$103,975	$111,761

Depreciation and amortization expense was $9,552, $13,061 and $16,045 for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively. $566, $464 and $119 of interest was capitalized in the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

5. CONCENTRATION OF CREDIT RISK

        The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances aggregated $27,478 and $38,117 at December 29, 2001 and December 28, 2002, respectively.

        The Company extends credit to its wholesale customers. For the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, no single customer accounted for more than 3.0%, 2.0% and 4.0% of total sales, respectively.

6. LONG-TERM DEBT

        Long term debt is summarized as follows:

	December 29, 2001	December 28, 2002
Term loan	$82,500	$51,000
Revolving line of credit	32,500	9,500
Capital lease obligations	—	100

	115,000	60,600
Less current portion	31,500	32,000

Non-current portion	$83,500	$28,600

        The Company has a credit agreement with a consortium of banks (the "Credit Agreement"). The Credit Agreement provides for a maximum borrowing of $300,000 and consists of a revolving credit facility for $150,000 and a term loan for $150,000. The Credit Agreement matures on July 7, 2004, with any outstanding amounts due on that date; no payments of principal are due on the revolving credit facility until this maturity date. The term loan is payable in quarterly installments ranging from $7,500 to $9,500 in March, June, September and December. The Credit Agreement is collateralized by substantially all of the assets of the Company. As of December 29, 2001 and December 28, 2002, the unused portion of the revolving credit facility was $117,500 and $140,500, respectively.

        The Company is required to pay a commitment fee on the average daily unutilized portion of the revolving credit facility at a rate ranging from 1/4% to 3/8% per annum. The Company may elect to set the interest rate on all or a portion of the borrowings outstanding under the Credit Agreement at a rate per annum equal to (a) the greatest of (1) the prime rate, (2) the base CD rate plus 1.00% or (3) the federal funds effective rate plus 1/2% plus a margin ranging from 0.00% to 0.75%, or (b) the eurodollar rate plus a margin ranging from 1.00% to 1.75%. The weighted-average interest rate on outstanding borrowings at December 28, 2002 was 2.44%.

        The Credit Agreement includes restrictions as to, among other things, the amount of additional indebtedness, contingent obligations, liens, investments, asset sales and capital expenditures and requires the maintenance of minimum levels of interest coverage. It also includes a restriction for the payment of dividends. None of the restrictions contained in the Credit Agreement are expected to have a significant effect on the ability of the Company to operate. As of December 28, 2002, the Company was in compliance with all financial and operating covenants under the Credit Agreement.

        Aggregate annual maturities of long-term debt are as follows:

Year	Long-term Debt	Capital Lease Obligations
2003	$32,000	$—
2004	28,500	100

Total	$60,500	$100

7. RESTRUCTURING CHARGE

        A restructuring charge for $8.0 million was recorded in fiscal 2001 to record costs associated with our decision to consolidate and restructure our distribution and manufacturing operations. We closed our Utah distribution facility and restructured our distribution and manufacturing work-force during 2001. Included in the restructuring charge are severance and other employee related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expenses for abandoned facilities, net of anticipated sub-lease income. An analysis of the activity within the restructuring reserve since December 29, 2001 is as follows:

	Expense	Costs Paid During the Fifty-two Weeks Ended December 29, 2001	Accrued as of December 29, 2001	Costs Paid During the Fifty-two Weeks Ended December 28, 2002	Accrued as of December 28, 2002
Occupancy	$2,635	$781	$1,854	$747	$1,107
Employee related	2,635	2,304	331	284	47
Other	606	606	—	—	—

Total	$5,876	$3,691	$2,185	$1,031	$1,154

        During the second quarter of fiscal 2002, the Company was successful in subletting the facility covered under the "Occupancy" heading for the remaining lease term. Management believes that the remaining reserve at December 28, 2002 appropriately reflects the Company's lease commitment exposure.

8. PROVISION FOR INCOME TAXES

        Income tax expense, exclusive of that relating to extraordinary items, consists of the following:

	Fifty-two weeks ended
	December 30, 2000	December 29, 2001	December 28, 2002
Federal:
Current	$15,977	$15,552	$23,694
Deferred	9,655	9,530	13,437

Total federal	25,632	25,082	37,131

State:
Current	2,049	1,607	2,748
Deferred	1,358	985	1,558

Total state	3,407	2,592	4,306

Total income tax provision	$29,039	$27,674	$41,437

        In connection with the 1998 recapitalization, an election was made for federal and state income tax purposes to value the assets and liabilities of the Company at fair value. As a result of such election, there is a difference between the financial reporting and tax bases of the Company's assets and liabilities. This difference was accounted for by recording a deferred tax asset of approximately $175,700 with a corresponding credit to additional paid-in capital. The deferred tax asset will be realized as these differences, including tax goodwill, are deducted, principally over a period of 15 years. In the opinion of management, the Company will have sufficient profits in the future to realize the deferred tax asset.

        The tax effect of significant items comprising the Company's net deferred tax assets (liabilities) are as follows:

	December 29, 2001		December 28, 2002
	Current	Non-current	Current	Non-current
Deferred tax assets:
Basis differential as a result of a basis step-up for tax	$—	$132,502	$—	$120,516
Foreign net operating loss carryforwards	—	2,006	—	2,453
Deferred compensation arrangements	412	—	351	—
Employee benefits	1,009	—	1,047	—
Restructuring accrual	853	—	450	—
Other	1,270	(917)	586	450
Valuation allowance	—	(2,006)	—	(2,453)
Deferred tax liabilities — fixed assets	—	(4,556)	—	(7,822)

	$3,544	$127,029	$2,434	$113,144

        A reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes consists of the following:

	Fifty-two weeks ended
	December 30, 2000	December 29, 2001	December 28, 2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes net of federal benefit	4.0	4.0	4.0
Other	1.0	—	0.3

	40.0%	39.0%	39.3%

        At December 28, 2002, the Company has foreign net operating loss carryforwards totaling approximately $8,200. These net operating losses have been fully reserved.

9. PROFIT SHARING PLAN

        The Company maintains a profit sharing/salary reduction plan under section 401(k) of the Internal Revenue Code. Under the terms of the plan the Company may make discretionary matching contributions in an amount, if any, to be determined annually based on a percentage of the employee's pretax contributions. Matching contributions, if made, are subject to a maximum of 4% of the employee's eligible compensation contributed to the plan during the applicable plan year. Employer matching contributions amounted to $537, $632 and $731 for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively. The Company, at its discretion, may also make annual profit sharing contributions to the plan. There were no profit sharing contributions in fiscal 2000, 2001 and 2002, respectively.

10. DEFERRED COMPENSATION

        The Company has a deferred compensation agreement with certain key employees. Under this agreement, the Company at its election may match certain elective salary deferrals of eligible employees' compensation up to a maximum of $20 per employee per year. Employer contributions amounted to $0, $89 and $94 for fiscal 2000, 2001 and 2002, respectively. Benefits under the plan will be paid in a lump sum upon termination of the plan or termination of employment. Benefits paid to retired employees during fiscal 2001 and 2002 were $255 and $263, respectively.

11. CONTINGENCIES

        The Company is engaged in various lawsuits, either as plaintiff or defendant. In the opinion of management, the ultimate outcome of these lawsuits will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

12. STOCKHOLDERS' EQUITY

        CAPITAL STOCK—As of December 29, 2001 and December 28, 2002, the Company had 104,061,000 and 104,188,000 shares of common stock (par value $.01) issued, respectively. In connection with the 1998 recapitalization, the Company redeemed approximately 49,560,000 shares of common stock. These shares were held in treasury at December 29, 2001 and December 28, 2002.

        Options to purchase common stock were granted to key employees and directors of the Company in 1998 (the "1998 Plan"). The options granted under the 1998 Plan were "nonqualified" for tax purposes. For financial reporting purposes, the award of the right to purchase stock and the grant of options, in certain cases, were considered to be below the fair value of the stock at the time of grant. The fair value was determined based on an appraisal conducted by an independent appraisal firm as of the relevant dates. The differences between fair value and the purchase price or the exercise price is being charged to compensation expense over the relevant vesting period—generally between three and five years. In the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, such expense aggregated $604, $570 and $434, respectively. In addition to the options granted above, the Company adopted the 1999 Employee Stock Option and Award Plan in June, 1999 (the "1999 Plan"). The 1999 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonqualified options. Both of these options generally have an exercise price equal to the fair market value of the stock on the date of grant and expire after 10 years. Options granted under the 1998 Plan vest ratably over a five-year period and options granted under the 1999 Plan vest ratably over four years. A summary of the status of option grants and changes during the period ending on that date are presented below:

	Options	Range of Exercise Prices	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2000	556,611	$4.25-$18.00	$6.44	—
Granted	161,500	11.875-21.125	16.40	11.56

Outstanding at December 30, 2000	718,111	4.25-21.125	8.76	—
Granted	691,500	13.17-17.92	14.41	6.34
Exercised	(1,953)	4.25	4.25	—
Forfeited	(11,130)	4.25-21.125	11.44	—

Outstanding at December 29, 2001	1,396,528	4.25-21.125	11.51	—
Granted	236,500	16.80-21.30	21.16	8.95
Exercised	(126,679)	4.25-21.125	5.43	—
Forfeited	(5,000)	16.88	16.88	—

Outstanding at December 28, 2002	1,501,349	$4.25-$21.30	$13.89	—

        Under the existing stock option plans, there are 1,392,876 shares available for future grants at December 28, 2002. At December 28, 2002, options were exercisable for 564,436 shares of common stock at a weighted average exercise price of $11.55 per share.

        The following table summarizes information about the Company's stock options outstanding at December 28, 2002:

Range of Exercise Prices	Options Outstanding	Options Exercisable	Average Remaining Life (Years)
$4.25	289,742	205,704	5.54
11.875-16.25	642,500	181,250	8.21
16.80-18.00	265,357	141,732	7.62
21.125-21.30	303,750	35,750	9.04

$4.25-$21.30	1,501,349	564,436	7.76

        The following weighted-average assumptions were used to compute the pro forma results of operations, as described in Note 2, that reflect grants in fiscal 2000, 2001 and 2002 under the 1999 Plan:

	2000	2001	2002
Volatility	85%	50%	44%
Dividend yield	0%	0%	0%
Risk free interest rate	5.70%	1.69%	2.79%
Expected lives	5 years	5 years	5 years

13.    COMMITMENTS

        The Company leases most store locations, its corporate office building, a distribution facility and a number of vehicles. The operating leases, which expire in various years through 2016, contain renewal options ranging from six months to five years and provide for base rentals plus contingent rentals thereafter, which are a function of sales volume. In addition, the Company is required to pay real estate taxes, maintenance and other operating expenses applicable to the leased premises. Furthermore, several facility leases contain rent escalation clauses.

        The aggregate annual future minimum lease commitments under operating leases as of December 28, 2002 are as follows:

Operating Leases
2003	$20,429
2004	19,837
2005	19,412
2006	17,841
2007	16,523
Thereafter	69,327

Total minimum lease payments	$163,369

        Rent expense, including contingent rentals, for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 was approximately $9,348, $13,583 and $17,975, respectively. Included in rent expense were contingent rental payments of approximately $1,403, $1,368 and $996, for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

14.    SEGMENTS OF ENTERPRISE AND RELATED INFORMATION

        The Company has segmented its operations in a manner that reflects how its chief operating decision-maker (the "CEO") currently reviews the results of the Company and its subsidiaries' businesses. The Company has two reportable segments—retail and wholesale. The identification of these segments results from management's recognition that while the product produced is similar, the type of customer for the product and services and the methods used to distribute the product are different.

        The CEO evaluates both its retail and wholesale operations based on an "operating earnings" measure. Such measure gives recognition to specifically identifiable operating costs such as cost of sales and selling expenses. Administrative charges are generally not allocated to specific operating segments and are accordingly reflected in the unallocated/corporate/other category. Other components of the statement of operations, which are classified below operating income, are also not allocated by segments. The Company does not account for or report assets, capital expenditures or depreciation and amortization by segment to the CEO.

        The following are the relevant data for the fifty-two weeks ended December 30, 2000 December 29, 2001 and December 28, 2002:

Fifty-two Weeks Ended December 30, 2000	Retail	Wholesale	Unallocated/ Corporate/ Other	Balance per Consolidated Statements of Operations
Sales	$175,261	$163,544	$—	$338,805
Gross Profit	112,281	72,857	—	185,138
Operating Margin	55,936	64,738	(31,576)	89,098
Unallocated costs	—	—	(16,500)	(16,500)
Income before provision for income taxes	—	—	—	72,598
Fifty-two Weeks Ended December 29, 2001
Sales	$211,707	$168,124	$—	$379,831
Gross Profit	131,816	73,908	—	205,724
Operating Margin	62,852	65,524	(46,515)	81,861
Unallocated costs	—	—	(10,902)	(10,902)
Income before provision for income taxes	—	—	—	70,959
Fifty-two Weeks Ended December 28, 2002
Sales	$239,920	$204,922	$—	$444,842
Gross Profit	153,520	96,574	—	250,094
Operating Margin	66,168	87,212	(43,549)	109,831
Unallocated costs	—	—	(4,415)	(4,415)
Income before provision for income taxes	—	—	—	105,416

15.    VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Year
YEAR ENDED DECEMBER 30, 2000:
Allowance for doubtful accounts	$325	$124	$(97)	$352
YEAR ENDED DECEMBER 29, 2001:
Allowance for doubtful accounts	352	332	(359)	325
YEAR ENDED DECEMBER 28, 2002:
Allowance for doubtful accounts	325	212	(212)	325

        Amounts charged to deductions from reserves represent the write-off of uncollectible balances.

16.    QUARTERLY FINANCIAL DATA (UNAUDITED)

	Fifty-two weeks ended December 29, 2001
	March 31	June 30	September 29	December 29
	(dollars in thousands, except per share data)
Sales	$75,320	$62,230	$84,939	$157,342
Cost of sales	38,015	30,132	39,910	66,050

Gross profit	37,305	32,098	45,029	91,292
Selling expenses	17,175	17,157	18,657	24,359
General and administrative expenses	9,191	9,654	10,093	9,577
Restructuring charge	8,000	—	—	—

Income from operations	2,939	5,287	16,279	57,356
Interest income	(42)	(18)	(4)	(8)
Interest expense	3,376	2,996	2,401	1,823
Other (income) expense	(102)	(27)	28	478

Income (loss) before provision for (benefit from) income taxes	(293)	2,336	13,854	55,063
Provision for (benefit from) income taxes	(114)	911	5,403	21,475

Net income (loss)	$(179)	$1,425	$8,451	$33,588

BASIC EARNINGS PER SHARE	$0.00	$0.03	$0.16	$0.63

DILUTED EARNINGS PER SHARE	$0.00	$0.03	$0.16	$0.62

	Fifty-two weeks ended December 28, 2002
	March 30	June 29	September 28	December 28
	(dollars in thousands, except per share data)
Sales	$88,184	$81,296	$99,037	$176,324
Cost of sales	42,109	37,739	44,840	70,060

Gross profit	46,075	43,557	54,197	106,264
Selling expenses	21,220	22,452	23,634	29,409
General and administrative expenses	11,194	10,371	10,818	11,167
Restructuring charge	—	—	—	—

Income from operations	13,661	10,734	19,745	65,688
Interest income	(15)	(3)	(2)	(4)
Interest expense	1,308	1,157	1,253	1,138
Other (income) expense	60	(54)	(108)	(317)

Income before provision for income taxes	12,308	9,634	18,602	64,871
Provision for income taxes	4,800	3,757	7,254	25,624

Net income	$7,508	$5,877	$11,348	$39,247

BASIC EARNINGS PER SHARE	$0.14	$0.11	$0.21	$0.72

DILUTED EARNINGS PER SHARE	$0.14	$0.11	$0.21	$0.72

THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)
(Unaudited)

March 29, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,463
Accounts receivable, less allowance of $325 at March 29, 2003	28,102
Inventory	41,869
Prepaid expenses and other current assets	6,802
Deferred tax assets	2,434

Total current assets	84,670
PROPERTY, PLANT AND EQUIPMENT—NET	110,853
MARKETABLE SECURITIES	1,133
DEFERRED FINANCING COSTS	1,423
DEFERRED TAX ASSETS	110,144
OTHER ASSETS	486

TOTAL ASSETS	$308,709

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	18,274
Accrued payroll	8,756
Accrued income taxes	450
Other accrued liabilities	8,995
Current portion of long-term debt	33,500

Total current liabilities	69,975
DEFERRED COMPENSATION OBLIGATION	1,021
LONG TERM DEBT—Less current portion	12,571
DEFERRED RENT	3,215
STOCKHOLDERS' EQUITY:
Common stock	1,042
Additional paid-in capital	224,910
Treasury stock	(213,883)
Retained earnings	210,029
Unearned stock compensation	(66)
Accumulated other comprehensive (loss) income	(105)

Total stockholders' equity	221,927

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$308,709

See notes to condensed consolidated financial statements.

THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	For the Thirteen Weeks Ended
	March 30, 2002	March 29, 2003
SALES	$88,184	97,052
COST OF SALES	42,109	44,078

GROSS PROFIT	46,075	52,974
Selling expenses	21,220	24,700
General and administrative expenses	11,194	12,448

INCOME FROM OPERATIONS	13,661	15,826
Interest income	(15)	(3)
Interest expense	1,308	786
Other expense	60	126

INCOME BEFORE PROVISION FOR INCOME TAXES	12,308	14,917
PROVISION FOR INCOME TAXES	4,800	5,892

NET INCOME	$7,508	$9,025

BASIC EARNINGS PER SHARE	$0.14	$0.17

DILUTED EARNINGS PER SHARE	$0.14	$0.17

WEIGHTED-AVERAGE BASIC SHARES OUTSTANDING	53,638	54,193

WEIGHTED-AVERAGE DILUTED SHARES OUTSTANDING	54,685	54,568

See notes to condensed consolidated financial statements.

THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	For the Thirteen Weeks Ended
	March 30, 2002	March 29, 2003
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income	$7,508	$9,025
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,087	4,475
Unrealized loss (gain) on marketable securities	(28)	29
Non-cash stock compensation	129	22
Deferred taxes	3,000	3,000
Loss on disposal of fixed assets and classic vehicles	46	114
Changes in assets and liabilities:
Accounts receivable, net	(4,543)	(2,792)
Inventory	(4,371)	(7,405)
Prepaid expenses and other assets	146	(277)
Accounts payable	1,109	(2,321)
Accrued expenses and other liabilities	(15,854)	(24,085)

Net cash used in operating activities	(8,771)	(20,215)

CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(6,726)	(3,392)
Investments in marketable securities	(139)	(207)
Proceeds from sale of property & equipment	77	33

Net cash used in investing activities	(6,788)	(3,566)

CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:
Net (repayments) borrowings under bank credit agreements	4,000	(6,500)
Principal payments on long-term debt	(7,500)	(8,000)
Proceeds from the sale of common stock in 2002 (net of fees and expenses) & other	12	74

Net cash used in financing activities	(3,488)	(14,426)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(19)	(19)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(19,066)	(38,226)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,531	43,689

CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,465	$5,463

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$1,069	$422

Income taxes	$15,292	$20,457

Purchase of equipment by assumption of capital lease	$0	$71

See notes to condensed consolidated financial statements.

THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share data)
(Unaudited)

1.    BASIS OF PRESENTATION

        The unaudited interim condensed consolidated financial statements of The Yankee Candle Company, Inc. and its subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). The financial information included herein is unaudited; however, in the opinion of management such information contains all adjustments necessary for a fair presentation of the results for such periods. In addition, the Company believes such information reflects all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations, cash flows and comprehensive income for such periods. All intercompany transactions and balances have been eliminated. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full fiscal year ending January 3, 2004.

        Certain information and disclosures normally included in the notes to consolidated financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission. The accompanying unaudited condensed financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 28, 2002 included in the Company's Annual Report on Form 10-K.

2.    INVENTORIES

        The components of inventory were as follows:

	December 28, 2002	March 29, 2003
Finished goods	$30,273	$37,722
Work-in-process	641	819
Raw materials and packaging	4,287	4,000

	35,201	42,541
Less LIFO adjustment	(672)	(672)

	$34,529	$41,869

3.    INCOME TAXES

        The Company's effective tax rate in the first quarter of fiscal 2002 and 2003 was 39.0% and 39.5%, respectively. The Company provides for income taxes at the end of each interim period based on the estimated effective tax rate for a full fiscal year. Management re-evaluates the Company's effective tax rate on a quarterly basis.

4.    EARNINGS PER SHARE

        SFAS No. 128, "Earnings Per Share," requires two presentations of earnings per share, "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted- average number of common shares outstanding (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. The number of potential common shares which could dilute basic earnings per share in the future, that were not included in the computation of diluted earnings per share because to do so would have been antidilutive, was 78 and 565 for the thirteen weeks ended March 30, 2002, and March 29, 2003 respectively. The following summarizes the effects of the assumed issuance of dilutive securities on weighted-average shares.

	For the Thirteen Weeks Ended
	March 30, 2002	March 29, 2003
Basic	53,638	54,193
Add:
Contingently returnable shares and shares issuable pursuant to stock option grants	1,047	375

Diluted	54,685	54,568

5.    STOCK BASED COMPENSATION

        The Company accounts for employee options or share awards under the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" with pro forma disclosures of net earnings and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 "Accounting for Stock Based Compensation" had been applied. SFAS No. 123 establishes a fair value based method of accounting for stock-based employee compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under SFAS No. 123, the Company's net income and net income per share would have decreased as reflected in the following pro forma amounts.

	March 30, 2002	March 29, 2003
Net income, as reported	$7,508	$9,025
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	255	281

Pro forma net income	$7,253	$8,744

Earnings per share:
Basic-as reported	$0.14	$0.17
Basic-pro forma	$0.14	$0.16
Diluted-as reported	$0.14	$0.17
Diluted-pro forma	$0.13	$0.16

6.    COMPREHENSIVE INCOME

        Comprehensive income includes all changes in equity during the period. It has two components: net income and other comprehensive loss. Comprehensive income, net of related tax effects, is as follows:

	For the Thirteen Weeks Ended
	March 30, 2002	March 29, 2003
Net income	$7,508	$9,025
Other comprehensive loss:
Translation adjustment	(92)	(127)

Total other comprehensive loss	(92)	(127)

Comprehensive income	$7,416	$8,898

        Accumulated other comprehensive (loss) income reported on the Company's Condensed Consolidated Balance Sheets consists primarily of foreign currency translation adjustments.

7.    SEGMENTS OF ENTERPRISE AND RELATED INFORMATION

        The Company has segmented its operations in a manner that reflects how its chief operating decision-maker (the "CEO") currently reviews the results of the Company and its subsidiaries' businesses. The Company has two reportable segments—retail and wholesale. The identification of these segments results from management's recognition that while the product produced is similar, the type of customer for the product and services and the methods used to distribute the product are different.

	Retail	Wholesale	Unallocated/ Corporate/ Other	Balance per Consolidated Statements of Operations
Thirteen weeks ended March 30, 2002
Sales	$42,148	$46,036	$—	$88,184
Gross Profit	25,652	20,423	—	46,075
Operating Margin	7,120	17,735	(11,194)	13,661
Unallocated costs	—	—	(1,353)	(1,353)
Income before provision for income taxes	—	—	—	12,308
Thirteen weeks ended March 29, 2003
Sales	$44,016	$53,036	$—	$97,052
Gross profit	28,498	24,476	—	52,974
Operating margin	6,304	21,970	(12,448)	15,826
Unallocated costs	—	—	(909)	(909)
Income before provision for income taxes	—	—	—	14,917

8.    RESTRUCTURING RESERVE

        A restructuring charge for $8,000 was recorded in fiscal 2001 to record costs associated with the Company's decision to consolidate and restructure distribution and manufacturing operations. The Company closed its Utah distribution facility and restructured its distribution and manufacturing work-force during 2001. Included in the restructuring charge are severance and other employee related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expenses for abandoned facilities, net of anticipated sub-lease income. An analysis of the activity within the remaining restructuring reserve is as follows as of March 29, 2003:

	Accrued as of December 28, 2002	Costs paid	Accrued as of March 29, 2003
Occupancy	$1,107	$87	$1,020
Employee related	47	41	6

Total	$1,154	$128	$1,026

        During the second quarter of fiscal 2002, the Company was successful in subletting the facility for the remaining lease term. The sublet income does not fully offset the Company's lease obligations, therefore the initial occupancy reserve remained unchanged after this sublet.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
YANKEE CANDLE
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Thirteen Weeks Ended March 29, 2003 Compared to Thirteen Weeks Ended March 30, 2002
Fifty-Two Weeks Ended December 28, 2002 ("2002") Compared to Fifty-Two Weeks Ended December 29, 2001 ("2001")
Fifty-Two Weeks Ended December 29, 2001 ("2001") Compared to Fifty-Two Weeks Ended December 30, 2000 ("2000")
BUSINESS OF YANKEE CANDLE
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands)
THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIFTY-TWO WEEKS ENDED DECEMBER 30, 2000, DECEMBER 29, 2001 AND DECEMBER 28, 2002 (in thousands, except share and per share amounts)
THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEET (in thousands) (Unaudited)
THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data) (Unaudited)
THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
THE YANKEE CANDLE COMPANY, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except per share data) (Unaudited)